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Exhibit 99.1

 CORUS ENTERTAINMENT INC.

 NOTICE AND
MANAGEMENT INFORMATION CIRCULAR

 FOR THE
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
JANUARY 11, 2011

CORUS ENTERTAINMENT INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of CORUS ENTERTAINMENT INC. (the "Company") will be held at the Corus Entertainment Inc. Executive Offices: Corus Quay, 25 Dockside Drive, Toronto, Ontario, M5A 0B5, Canada, on Tuesday, the 11th day of January, 2011, at 2:00 p.m. (Eastern Time) for the following purposes:

1.
to receive and consider the consolidated financial statements of the Company for its financial year ended August 31, 2010, together with the report of the auditors thereon;

2.
to fix the number of directors, within the minimum and maximum number, at 10;

3.
to elect directors for the ensuing year;

4.
to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;

5.
to ratify unallocated entitlements under the Company's Stock Option Plan (the "Plan") and

6.
to transact such further and other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.

A copy of the Management Information Circular accompanies this Notice. Details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular. Copies of the Company's 2010 Annual Report which includes its consolidated financial statements for the fiscal year ended August 31, 2010 and the Company's current Annual Information Form may be obtained by writing to the Company at the following address: Corus Entertainment Inc., Corus Quay, 25 Dockside Drive, Toronto, Ontario, M5A 0B5 or by visiting the Investor Relations section of the Company's website at www.corusent.com.

Only Class A participating shareholders of record at the close of business on November 15, 2010, will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

Class A participating shareholders who do not expect to attend the Meeting in person are requested to complete the accompanying proxy and mail it to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, so that it will be in the possession of the Company not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment or postponement thereof, to be used at the Meeting or an adjournment or postponement thereof. A self-addressed envelope is provided for this purpose.

Holders of Class A participating shares of the Company will be entitled to vote separately as a class on any resolution put forward at the Meeting. Holders of Class B non-voting participating shares are entitled to attend and speak at the Meeting, but are not entitled to vote on any matter proposed for consideration.

DATED at Toronto, Ontario, this 13th day of December, 2010.

By Order of the Board of Directors
JOHN R. (JACK) PERRATON Secretary

TABLE OF CONTENTS

Page#
Part I — Voting
Proxy Solicitation	1
Appointment of Proxies	1
Revocation of Proxies	1
Voting of Proxy	2
Voting Shares and Principal Holders Thereof	2
Restrictive Shares	2
Part II — Business of the Meeting
Financial Statements	3
Number of Directors	3
Election of Directors	3
Appointment and Remuneration of Auditors	10
Principal Accounting Fees and Services — Independent Auditors	10
Shareholder Ratification of Unallocated Entitlements under the Stock Option Plan	11
Shareholder Proposals	11
Part III — Compensation and Other Information
Compensation of Directors	12
Compensation Discussion and Analysis	14
Performance Graph	25
Executive Compensation	26
Employment Agreements	31
Termination and Change of Control Arrangements	32
Indebtedness of Directors, Executive Officers and Senior Officers	33
Directors' and Officers' Shareholdings	35
Directors' and Officers' Insurance	35
Dividend Reinvestment Plan	35
NYSE Delisting	35
Particulars of Other Matters	35
2011 Shareholder Proposals	35
Additional Information	35
Certificate	36
Part IV — Corporate Governance
Statement of Corporate Governance Practices	37
Schedule A
Board of Directors Charter	A-1

CORUS ENTERTAINMENT INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JANUARY 11, 2011

MANAGEMENT INFORMATION CIRCULAR

Part I — VOTING

PROXY SOLICITATION

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of management of CORUS ENTERTAINMENT INC. (the "Company" or "Corus") for use at the Annual and Special Meeting (the "Meeting") of Shareholders of the Company to be held at 2:00 p.m. (Eastern Time) on Tuesday, January 11, 2011, at the Corus Entertainment Inc. Executive Offices: Corus Quay, 25 Dockside Drive, Toronto, Ontario, or any postponement(s) or adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Meeting. Except as otherwise stated, the information contained herein is given as of November 15, 2010. This solicitation is made by management of the Company. All sums are expressed in Canadian dollars.

The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Company for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the form of proxy and any other material relating to the Meeting, has been or will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Company and will represent management of the Company at the Meeting. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of such other person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the form of proxy to: Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, so that it will be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment or postponement thereof, but prior to the use of the proxy at the Meeting or an adjournment or postponement thereof.

REVOCATION OF PROXIES

A shareholder who has submitted a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a company, by an officer or attorney thereof duly authorized in writing and deposited with the Company, as the case may be, at any time up to and including the last business day preceding the date of the Meeting or with the Chair of the Meeting on the date of the Meeting prior to the commencement of the Meeting and upon either of such deposits the proxy is revoked. A proxy may also be revoked if a shareholder personally attends the Meeting and votes his or her shares, or in any other manner permitted by law.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  1

 VOTING OF PROXY

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the share will be voted accordingly. In the absence of such directions, it is intended that such shares will be voted FOR the adoption of all resolutions referred to in the Notice of Meeting, including the fixing of the number of directors at 10, the election of directors, the appointment of auditors, the authorization of the directors to fix the remuneration of such and the ratification of unallocated entitlements under the Company's Stock Option Plan.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgement with respect to the shares represented by such proxy.

 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only the holders of Class A participating shares ("Class A Voting Shares") of the Company of record at the close of business on November 15, 2010, the record date fixed by the directors of the Company, will be entitled to vote on all matters at the Meeting. Each holder of Class A Voting Shares is entitled to one vote for each such share held. As at November 15, 2010, there were 3,439,462 Class A Voting Shares and 77,861,558 Class B non-voting participating shares ("Class B Non-Voting Shares") outstanding. The Class B Non-Voting Shares are publicly traded on the Toronto Stock Exchange (the "TSX").

As at November 15, 2010, the only person or company who, to the knowledge of the Company, its directors or officers, owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of the voting securities of the Company is JR Shaw, who beneficially owns, controls or directs 2,906,496 Class A Voting Shares, which includes shares held by Heather Shaw and Julie Shaw and which amount represents approximately 84.5% of the issued and outstanding Class A Voting Shares. JR Shaw, members of his family and companies owned and/or controlled by him have entered into a Voting Trust Agreement relating to all Class A Voting Shares of the Company they own and/or control. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees. The Company has been advised that the representative of the trustees will vote for the adoption of all the resolutions referred to in the Notice of Meeting, including the fixing of the number of directors at 10, the election of directors, the appointment of auditors and their remuneration and the ratification of unallocated entitlements under the Company's Stock Option Plan.

RESTRICTIVE SHARES

Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Company except as provided by law and will not be entitled to vote on any matter at the Meeting. In certain circumstances (an Exclusionary Offer as detailed in the Company's most recently filed Annual Information Form), if a takeover bid is made for the Class A Voting Shares of the Company, exclusive of the Class B Non-Voting Shares, a holder of Class B Non-Voting Shares may, at his or her option, and only for the purpose of such takeover bid, convert any or all Class B Non-Voting Shares then held by such holder into Class A Voting Shares on the basis of one Class A Voting Share for each Class B Non-Voting Share so converted during a specified period of time. Under the Company's Articles of Incorporation, the Company is required to give notice of the occurrence of an event entitling the holders of Class B Non-Voting Shares to exercise such conversion right not later than 14 days prior to the expiry of the period relating to such event.

2  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

Part II — BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The Consolidated Financial Statements for the year ended August 31, 2010, are included in the Annual Report, which may be obtained by writing to the Company at the following address: Corus Entertainment Inc., Corus Quay, 25 Dockside Drive, Toronto, Ontario, M5A 0B5, or by visiting the Investor Relations section of the Company's website at www.corusent.com.

NUMBER OF DIRECTORS

The Articles of Incorporation of the Company provide for a minimum of 3 and a maximum of 15 directors. It is proposed that the number of directors to be elected at the Meeting be fixed at 10. Management recommends voting in favour of the fixing of the number of directors at 10. Unless specified in a form of proxy that the Class A Voting Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the fixing of the number of directors at 10.

 ELECTION OF DIRECTORS

Proposed Nominees

The following are the nominees proposed for election as directors of the Company to hold office until the next Annual Meeting of Shareholders or until their successors are elected or appointed. Management recommends voting in favour of each nominee. The Shareholders will elect each nominee separately based on a majority of votes cast at such Annual and Special Meeting of Shareholders. Unless specified in a form of proxy that the Class A Voting Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below.

The term of office for each person will be until the next Annual Meeting or until his or her successor is elected or appointed. In the event that prior to the Meeting any of the nominees listed below decline, or are unable to stand for election as directors, it is intended that discretionary authority shall be exercised to vote the proxy hereby solicited (unless otherwise directed as aforesaid) for the election of any other person or persons as directors. Management is not now aware that any of such nominees would be unwilling or unable to serve as a director if elected.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  3

Table 1 — Director Nominees

Fernand Bélisle, BA Breckenridge, Quebec Director Since: January, 2009 Age: 65 Independent
Mr. Bélisle is a consultant to Canadian broadcast companies. Mr. Bélisle served as Vice Chair (Broadcasting) of the Canadian Radio-television and Telecommunications Commission (CRTC). This followed a series of senior positions at the CRTC and the Department of Communications which is now known as the Department of Canadian Heritage. Mr. Bélisle's business career has included positions with Télémedia Communications Ltd. and in audit and tax specialist roles at Coopers & Lybrand. Mr. Bélisle is a past Director of Corus Entertainment Inc.

 Corporate Directorships
			—

Board/Committee Memberships						Fiscal 2010 Attendance

Board of Directors						5 of 5	100%
Audit Committee						4 of 4	100%

Securities Held

Fiscal Year	Class A Voting Shares (#)	Class B Non- Voting Shares (#)	DSUs (#)	Total Shares, DSUs (#)	Total Shares, DSUs(1) ($)	Meets Share Ownership Guidelines

2010	—	7,276	1,224	8,500	165,495	Yes
2009	—	5,135	—	5,135	76,871	n/a(2)

John M. Cassaday, BA, MBA Toronto, Ontario Director Since: September, 1999 Age: 57 Non-Independent
Mr. Cassaday is President and CEO of Corus Entertainment Inc., a position which he has held since the creation of Corus in September 1999. Prior to Corus, Mr. Cassaday was President, Shaw Media. He is a Director of Irving Oil Limited, Manulife Financial and Sysco Corporation.

 Corporate Directorships
Irving Oil Limited
Manulife Financial
			Sysco Corporation

Board/Committee Memberships						Fiscal 2010 Attendance

Board of Directors						5 of 5	100%
Audit Committee (ex-officio)						4 of 4	100%
Corporate Governance Committee (ex-officio)						4 of 4	100%
Executive Committee						2 of 2	100%
Human Resources Committee (ex-officio)						4 of 6	67%

Securities Held(3)

Fiscal Year	Class A Voting Shares (#)	Class B Non- Voting Shares (#)	DSUs(4) (#)	Total Shares, DSUs (#)	Total Shares, DSUs(1) ($)	Meets Share Ownership Guidelines

2010	20,384	444,964	69,558	534,906	10,414,620	Yes
2009	20,384	440,647	67,397	528,428	7,910,567	Yes

4  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

Dennis Erker, CLU, ICD.D Edmonton, Alberta Director Since: September, 1999 Age: 65 Independent
Mr. Erker is a Partner in the Fairley Erker Advisory Group, a financial and estate planning company. Mr. Erker is a Director of First Canadian Insurance Company and Millennium Insurance Company and serves as a Director of several charitable organizations. He has served as Chair of the Board for Canadian Hydro Developers Inc. and the Edmonton Eskimos, as Governor of the CFL and as Director of the Workers' Compensation Board — Alberta, The Citadel Theatre and the Alberta Securities Commission. Mr. Erker is a graduate of the Institute of Corporate Directors.

 Corporate Directorships
First Canadian Insurance Company
			Millennium Insurance Company

Board/Committee Memberships						Fiscal 2010 Attendance

Board of Directors						5 of 5	100%
Human Resources Committee						6 of 6	100%

Securities Held

Fiscal Year	Class A Voting Shares (#)	Class B Non- Voting Shares (#)	DSUs (#)	Total Shares, DSUs (#)	Total Shares, DSUs(1) ($)	Meets Share Ownership Guidelines

2010	2,850	51,954	28,292	83,096	1,617,879	Yes
2009	2,450	51,196	24,664	78,310	1,172,301	Yes

Carolyn Hursh, BSW, MSW Calgary, Alberta Director Since: December, 2005 Age: 58 Independent
Ms. Hursh is the Chairman of James Richardson & Sons, Limited (JRSL), a family owned and managed conglomerate established in 1857, whose subsidiaries include Richardson International, Richardson Pioneer, Richardson Oilseed Processing, Richardson Nutrition, Tundra Oil & Gas Limited, Lombard Realty Limited, Richardson GMP and Richardson Capital Limited. Ms. Hursh chairs the JRSL Corporate Governance Committee and is a member of the Audit and Compensation Committees. Ms. Hursh is also Chair of the Max Bell Foundation and is a member of the Advisory Boards for the Centre for Entrepreneurship and Family Enterprise at the University of Alberta and the Ohlson Research Initiative at the University of Calgary.

 Corporate Directorships
			James Richardson & Sons, Limited (JRSL)

Board/Committee Memberships						Fiscal 2010 Attendance

Board of Directors						5 of 5	100%
Corporate Governance Committee (Chair)						4 of 4	100%
Executive Committee						2 of 2	100%

Securities Held

Fiscal Year	Class A Voting Shares (#)	Class B Non- Voting Shares (#)	DSUs (#)	Total Shares, DSUs (#)	Total Shares, DSUs(1) ($)	Meets Share Ownership Guidelines

2010	—	8,118	4,126	12,244	238,391	Yes
2009	—	8,000	940	8,940	133,832	Yes

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  5

Wendy A. Leaney, BA (Hon) Toronto, Ontario Director Since: July, 2000 Age: 63 Independent
Ms. Leaney is President of Wyoming Associates Ltd., a private investment and consulting firm based in Toronto. Prior to that, Ms. Leaney was Managing Director and Co-Head Global Communications Finance for TD Securities Inc. Ms. Leaney serves on the Board of Canadian Western Bank. She holds a Bachelor of Arts (Hon.) degree from the University of Toronto and is a graduate of the Advanced Management Course at the University of Western Ontario. Ms. Leaney is also a graduate of the Canadian Securities Course and a Fellow of the Institute of Canadian Bankers.

 Corporate Directorships
			Canadian Western Bank

Board/Committee Memberships						Fiscal 2010 Attendance

Board of Directors						5 of 5	100%
Audit Committee						4 of 4	100%

Securities Held

Fiscal Year	Class A Voting Shares (#)	Class B Non- Voting Shares (#)	DSUs (#)	Total Shares, DSUs (#)	Total Shares, DSUs(1) ($)	Meets Share Ownership Guidelines

2010	—	7,500	—	7,500	146,025	Yes
2009	—	7,500	—	7,500	112,275	Yes

Susan E.C. Mey, B. Admin, LLB., ICD.D Toronto, Ontario Director Since: January, 2009 Age: 48 Independent
Ms. Mey is President and Chief Executive Officer of The Green Cricket Inc., an online global retailer of environmentally sustainable products and services, based in Toronto. Ms. Mey was President and Chair of the Board of Kodak Canada Inc. from 2005 to 2007. Prior to joining Kodak, Ms. Mey was General Counsel for The T. Eaton Company Ltd. Prior to Eaton's, Ms. Mey was the founder and manager of a Hong Kong-based software company specializing in radiology imaging and patient information solutions for the healthcare sector. Ms. Mey was called to the Ontario bar in 1989, and practiced law in a large Toronto firm prior to moving to Asia in 1991. She is qualified to practice law in Canada and Hong Kong and is a graduate of the Institute of Corporate Directors. Ms. Mey is a member of the Independent Review Committee of Fidelity Investments Canada ULC.

 Corporate Directorships
			—

Board/Committee Memberships						Fiscal 2010 Attendance

Board of Directors						5 of 5	100%
Human Resources Committee						6 of 6	100%

Securities Held

Fiscal Year	Class A Voting Shares (#)	Class B Non- Voting Shares (#)	DSUs (#)	Total Shares, DSUs (#)	Total Shares, DSUs(1) ($)	Meets Share Ownership Guidelines

2010	—	1,075	—	1,075	20,930	n/a(2)
2009	—	—	—	—	—	n/a(2)

6  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

Ronald D. Rogers, BComm, CA Calgary, Alberta Director Since: December, 2003 Age: 66 Independent
Mr. Rogers retired as Senior Vice-President and Chief Financial Officer of Shaw Communications Inc. in August 2004. Mr. Rogers serves as a Director for Transforce Inc. and as a Trustee for Parkland Income Fund. Mr. Rogers is a chartered accountant and a member of the Alberta Institute of Chartered Accountants. Mr. Rogers has an extensive background in business and finance including positions as President of Greb Footwear and CFO of Moore Corporation.

 Corporate Directorships
Transforce Inc.
			Parkland Income Fund

Board/Committee Memberships						Fiscal 2010 Attendance

Board of Directors						5 of 5	100%
Audit Committee (Chair)						4 of 4	100%
Executive Committee						2 of 2	100%

Securities Held

Fiscal Year	Class A Voting Shares (#)	Class B Non- Voting Shares (#)	DSUs (#)	Total Shares, DSUs (#)	Total Shares, DSUs(1) ($)	Meets Share Ownership Guidelines

2010	—	13,000	—	13,000	253,110	Yes
2009	—	13,000	—	13,000	194,610	Yes

Terrance Royer BASc, MBA, ICD.D, LLD (hon) Calgary, Alberta Director Since: September, 1999 Age: 62 Independent
Mr. Royer is Chairman of Royco Hotels Ltd., a hotel management company. Mr. Royer retired as Executive Vice-Chairman of the Calgary-based Royal Host REIT in December 2005. He is also retired President, CEO and founder of Royal Host Corp., a hotel and resort ownership, franchising and management company. Mr. Royer served on the Board of Royal Host REIT from January 1998 to June 2006. Mr. Royer is Chairman Emeritus of the University of Lethbridge (Chairman from January 2001 to July 2006) and Chairman of the Alberta "Access to the Future Fund" for post-secondary institutions in Alberta.

 Corporate Directorships
			Royco Hotels Ltd.

Board/Committee Memberships						Fiscal 2010 Attendance

Board of Directors (Independent Lead Director)						5 of 5	100%
Corporate Governance Committee						4 of 4	100%
Executive Committee						2 of 2	100%
Human Resources Committee (Chair)						6 of 6	100%

Securities Held

Fiscal Year	Class A Voting Shares (#)	Class B Non- Voting Shares (#)	DSUs (#)	Total Shares, DSUs (#)	Total Shares, DSUs(1) ($)	Meets Share Ownership Guidelines

2010	—	11,432	28,783	40,215	782,986	Yes
2009	—	11,432	24,028	35,460	530,836	Yes

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  7

Heather A. Shaw, BComm, MBA Calgary, Alberta Director Since: September, 1999 Age: 51 Non-Independent
Ms. Shaw is the Executive Chair of Corus Entertainment Inc., and has held the position since its inception in September 1999. Ms. Shaw is a Director for Shawcor Ltd., a member of the Richard Ivey School of Business Advisory Board and past Director of Shaw Communications Inc. Ms. Shaw also sits on a number of charitable boards. Ms. Shaw holds a Bachelor of Commerce degree from the University of Alberta and an MBA from the Richard Ivey School of Business at the University of Western Ontario.

 Corporate Directorships
			Shawcor Ltd.

Board/Committee Memberships						Fiscal 2010 Attendance

Board of Directors (Chair)						5 of 5	100%
Audit Committee (ex-officio)						4 of 4	100%
Corporate Governance Committee (ex-officio)						4 of 4	100%
Executive Committee (Chair)						2 of 2	100%
Human Resources Committee (ex-officio)						6 of 6	100%

Securities Held(3)

Fiscal Year	Class A Voting Shares (#)	Class B Non- Voting Shares (#)	DSUs (#)	Total Shares, DSUs (#)	Total Shares, DSUs(1) ($)	Meets Share Ownership Guidelines

2010	725,500	1,287,366	—	2,012,866	39,190,501	Yes
2009	724,484	1,218,022	—	1,942,506	29,079,314	Yes

Julie M. Shaw, BSD, ICD.D Calgary, Alberta Director Since: September, 1999 Age: 49 Non-Independent
Ms. Shaw is the Vice Chair of Corus Entertainment Inc., and has held the position since April 2008. Ms. Shaw is the Vice President, Facilities, Design and Management, Shaw Communications Inc. ("Shaw"), a diversified communications company whose core business is providing cable television services to approximately 2.1 million homes. Ms. Shaw has been employed at Shaw since 1986. Ms. Shaw is a graduate of the Institute of Corporate Directors. Ms. Shaw holds a Bachelor of Design Science degree from Arizona State University.

 Corporate Directorships
			—

Board/Committee Memberships						Fiscal 2010 Attendance

Board of Directors (Vice-Chair)						5 of 5	100%
Corporate Governance Committee						4 of 4	100%

Securities Held

Fiscal Year	Class A Voting Shares (#)	Class B Non- Voting Shares (#)	DSUs (#)	Total Shares, DSUs (#)	Total Shares, DSUs(1) ($)	Meets Share Ownership Guidelines

2010	725,500	775,567	1,389	1,502,456	29,252,818	Yes
2009	726,482	775,278	641	1,502,401	22,490,942	Yes

(1)
The total value of the Shares and DSUs held in fiscal 2010 is based on the August 31, 2010, TSX closing share price of $19.47 and in fiscal 2009 is based on the August 31, 2009, TSX closing share price of $14.97.

(2)
Mr. Bélisle and Ms. Mey were appointed to the Corus Board in January, 2009 and, in accordance with the Company's Share Ownership Guideline, have until January, 2012, to meet the Company's share ownership threshold.

(3)
Excludes Senior Management Deferred Share Units held by Mr. Cassaday and Ms. H. Shaw as NEOs under the Company's Long-Term Incentive Plan.

(4)
Director's Deferred Share Units held as a result of the allocation of a portion of the NEO's annual Short Term Incentives paid in fiscals 2008 and 2007 to the Director's DSU Plan.

8  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

Share Ownership Guideline

Directors are required to meet a Company share ownership threshold, to be attained within three years of the date of their appointment as a Director, equal to three times the annual Directors' retainer. The first share ownership threshold value is to be calculated at the highest price of the Company's shares within such three year period from appointment as a Director. The share ownership threshold is to be retained thereafter during such Director's term and may be revised by a change in the amount of the annual Director's retainer. In the event that the retainer is increased so that the threshold is not met, the Director is to acquire additional shares within one year.

Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

Interlocking Directorships

As at November 15, 2010, no directors served together on the board of directors of other publicly traded companies.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company and based upon information furnished to it by the proposed nominees for election to the Board of Directors, no such nominee is or has been, during the 10 years ending November 15, 2010, a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

•
Fernand Bélisle was a director, from 1997 to 2003, of Cable Satisfaction International Inc., a company which was placed under the protection of the Companies' Creditors Arrangement Act (CCAA) in June 2003 and emerged from CCAA in February 2007.

•
Ronald Rogers was a director, from February 2001 to June 2002, of G.T. Group Telecom Inc., a company which was placed under the protection of the Companies' Creditors Arrangement Act (CCAA) and of Section 304 of the U.S. Bankruptcy Code in June 2002. The Ontario Superior Court of Justice sanctioned and approved the company's plan of arrangement and reorganization in December 2002.

To the knowledge of the Company and based upon information furnished to it by the proposed nominees for election to the Board of Directors, no such nominee is or has been, during the 10 years ending November 15, 2010, a director, chief executive officer or chief financial officer of any issuer that was subject to a cease trade order, or an order similar to a cease trade order, or an order that denied the relevant company access to exemption under securities legislation, and that was in effect for a period of more than 30 consecutive days, that was issued while that director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event which occurred while the director was acting in such capacity.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  9

 APPOINTMENT AND REMUNERATION OF AUDITORS

Management proposes to nominate Ernst & Young LLP, Chartered Accountants, the present auditors, as the auditors of the Company to hold office until the close of the next Annual Meeting of shareholders. Ernst & Young LLP have been the auditors of the Company since its inception and no portion of their annual fees are for consulting services. It is intended that on any ballot that may be called for relating to the appointment of auditors, the Class A Voting Shares represented by proxies in favour of management nominees will be voted FOR the appointment of Ernst & Young LLP as auditors of the Company to hold office until the next Annual Meeting of shareholders, unless authority to do so is withheld.

Information on the Company's auditors can also be found in the "Audit Committee" section of the Company's Annual Information Form (AIF).

PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS

Fees payable to the Registrant's independent auditor, Ernst & Young LLP, for the years ended August 31, 2010 and 2009 totalled $1,788,767 and $1,962,040 respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year Ended August 31, 2010 ($)	Year Ended August 31, 2009 ($)

Audit Fees	1,474,357	1,568,000

Audit-Related Fees	164,488	375,000

Tax Fees	29,922	18,000

All Other Fees	120,000	1,040

TOTAL	1,788,767	1,962,040

The nature of the services provided by Ernst & Young LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under "Audit Fees" above. These services consisted of employee benefit plan audits, non-statutory audits of wholly owned subsidiaries, assistance with the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002, assistance with the adoption of International Financial Reporting Standards (IFRS), system conversion audits, and assistance with an SEC query in fiscals 2009 and 2010.

Tax Fees

Tax fees were for tax compliance, tax advice and tax-planning professional services. These services consisted of tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, Goods and Services Tax, and value added tax) as well as assistance with various tax audit matters.

All Other Fees

Fees disclosed in the table on this page under the item "all other fees" represent products and services other than the audit fees, audit-related fees and tax fees described above.

The Company's Audit Committee has implemented a policy restricting the services that may be provided by the auditors and the fees paid to the auditors. Prior to the engagement of the auditors, the Audit Committee pre-approves the provision of the service. In making their determination regarding non-audit services, the Audit Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. Each quarter, the Chief Financial Officer ("CFO") makes a presentation to the Audit Committee detailing the non-audit services performed by the auditors on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval if appropriate.

As required by the Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by Ernst & Young LLP pursuant to engagements entered into since May 6, 2003, were pre-approved by the Audit Committee pursuant to the Company's policy and pre-approval procedures. In fiscal 2010, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the de minimus exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

10  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

 SHAREHOLDER RATIFICATION OF UNALLOCATED ENTITLEMENTS UNDER THE STOCK OPTION PLAN

Shareholders are referred to the information on the Company's Stock Option Plan (the "Stock Option Plan") contained under the Long Term Incentive heading in the Compensation Discussion and Analysis section of this document hereof. Pursuant to requirements of the Toronto Stock Exchange ("TSX"), the Stock Option Plan must be presented to the shareholders of the Company for ratification of the unallocated entitlements every three years. As such, the Stock Option Plan is herein presented to the shareholders of the Company at this meeting for the purposes of considering, and if deemed appropriate, approving the unallocated entitlements under the evergreen Stock Option Plan.

The Board of Directors has determined that approval of the unallocated entitlements under the Stock Option Plan is in the best interests of the Company and its shareholders. The Board of Directors recommends that shareholders vote in favour of the adoption of the following resolution. Unless contrary instructions are indicated on the proxy form, the persons designated in the accompanying proxy form intend to vote at the Meeting FOR the approval of the unallocated entitlements under the Stock Option Plan.

In accordance with the rules of the TSX, in order to be effective, the resolution must be passed by the affirmative vote of the majority of the Class A Voting Shares cast at the Meeting with respect to such resolution.

Holders of Class A Voting Shares will be entitled to one vote per Class A Voting Share on the following resolution:

WHEREAS

1.
the Board of Directors of the Company adopted, on October 25, 2007, a resolution approving amendments to the Company's Stock Option Plan (the "Stock Option Plan") to provide for an overall rolling maximum of 10% of the aggregate number of outstanding Class B Non-Voting Shares of the Company on a non-diluted basis when combined with all of the Company's other security-based compensation arrangements and which, therefore, does not have a fixed maximum number of Class B Non-Voting Shares issuable;

2.
the shareholders of the Company approved such amendments by a majority of the votes cast, on January 9, 2008;

3.
the rules of the Toronto Stock Exchange ("TSX") provide that all unallocated options under the Stock Option Plan that do not have a fixed maximum number of shares issuable be approved every three years; and

4.
at its meeting held on October 27, 2010, subject to shareholder approval, the Board of Directors approved all unallocated options under the Stock Option Plan.

BE IT RESOLVED THAT:

1.
all unallocated options under the Stock Option Plan be and the same are hereby approved;

2.
the Company have the ability to continue granting options under the Stock Option Plan until January 11, 2014, that is until the date that is three years from the date where shareholder approval is being sought; and

3.
any director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

SHAREHOLDER PROPOSALS

There were no proposals brought forward by shareholders of Corus Entertainment Inc. to raise at the 2010 Annual and Special Meeting of Shareholders.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  11

Part III — COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS

The Corporate Governance Committee ("the Committee") is responsible for reviewing and recommending to the Board for approval, on an annual basis, the level of non-executive director compensation. The Committee aims to ensure that the remuneration reflects the responsibilities and time commitment required of its directors, is competitive with the Company's media peer group (refer to the Compensation Discussion and Analysis section under "Benchmarking") and is sufficient to attract and retain qualified directors.

Table 2 reflects the remuneration schedule for non-executive directors of the Company in fiscal 2010.

Table 2 — Director Remuneration for Fiscal 2010

Retainers and Fees	2010 Fee Schedule

Annual Board Retainer	$35,000

Independent Lead Director / Vice-Chair Retainers	$5,000

Audit Committee Chair Retainer	$10,000

Committee Chair Retainer	$6,000

Board Meeting Attendance Fee	$1,500

Audit Committee Meeting Attendance Fee	$1,500

Committee Meeting Attendance Fee	$1,000

Non-executive directors are also entitled to receive a $500 travel supplement for each trip if they reside in Western Canada and travel to attend a meeting in Eastern Canada or if they reside in Eastern Canada and travel to attend a meeting in Western Canada. The Company does not set aside funds for pension benefits or health costs and there is no retirement plan in place for non-executive directors. The Company does not have a mandatory retirement requirement in place for its directors. Furthermore, the Company does not provide compensation by way of options or non-equity incentive plans to its non-executive directors.

Table 3 provides a summary of Board and Committee meetings, including in-camera sessions, held during fiscal 2010.

Table 3 — Summary of Meetings for Directors in Fiscal 2010

Board/Committee Meetings	Number of Meetings Held	In-Camera Sessions Held

Board	5	4

Board — Independent Directors	2	2

Audit Committee	4	4

Corporate Governance Committee	4	4

Executive Committee	2

Human Resources Committee	6	4

Total number of meetings held	23	18

The Company paid a total of $338,250 to nine non-executive directors for their annual Board and, if applicable, Committee Chair, Independent Lead Director or Vice-Chair retainers, a total of $119,000 to nine non-executive directors for their attendance at meetings of the Board or its Committees and a total of $9,000 to nine non-executive directors in travel supplements for meetings during the fiscal year ended August 31, 2010. The

12  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

Company also paid a total of $120,000, for advisory services related to its real estate development in Toronto, to one director during the year ended August 31, 2010.

Table 4 reflects compensation paid to individual non-executive directors in fiscal 2010.

Table 4 — Directors' Compensation for Fiscal 2010(1)

Director Name(2)	Fees Received in Cash ($)	Share-Based Awards — Fees Received in DSUs(3) ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation(4) ($)	Total ($)

Fernand Bélisle	25,000	23,500	—	—	—	1,500	50,000

Dennis Erker	—	49,000	—	—	—	500	49,500

Carolyn Hursh	—	54,000	—	—	—	1,000	55,000

Wendy Leaney	47,000	—	—	—	—	1,000	48,000

Susan Mey	50,500	—	—	—	—	1,500	52,000

Ronald Rogers	61,000	—	—	—	—	1,000	62,000

Catherine Roozen(5)	—	29,250	—	—	—	500	29,750

Terrance Royer	—	68,000	—	—	—	1,000	69,000

Julie Shaw	37,250	12,750	—	—	—	121,000	171,000

TOTAL	220,750	236,500	—	—	—	129,000	586,250

(1)
The Directors' Compensation Table includes two Human Resources Committee meetings and two Executive Committee meetings which were convened in fiscal 2009 but compensated in fiscal 2010. It also includes Board meeting fees for two directors not previously compensated for a Board meeting which was attended in fiscal 2009 and compensated in fiscal 2010.

(2)
John Cassaday, President and CEO and Heather Shaw, Executive Chair are both officers of the Company and receive no compensation for serving on the Board.

(3)
Directors may elect to receive up to 100% of their fees in Deferred Share Units ("DSUs") as described under "Directors' Deferred Share Unit ("DSU") Plan. The amount shown reflects the aggregate of the amounts credited to DSU accounts, as applicable, on the dates for payment of directors' fees during fiscal 2010.

(4)
Includes travel supplement fees for fiscal 2010 and, for Julie Shaw, includes an additional monthly fee of $10,000 received as an advisor to the Company on its real estate development in Toronto.

(5)
Catherine Roozen did not stand for re-election to the Board at the Annual and Special Meeting of Shareholders held on January 13, 2010.

Directors' Deferred Share Unit ("DSU") Plan

On July 26, 2001, the Board adopted a Deferred Share Unit Plan (the "Plan"), effective September 1, 2001, for the directors of the Company. The purpose of the Plan is to promote a greater alignment of interests between the individual directors and the shareholders of the Company. Under the terms of the Plan, each director may have his or her annual retainer and attendance fees paid entirely in cash or up to 100% in DSUs. The DSUs are redeemable in cash when the director ceases to be a director of the Company.

DSUs are granted to directors who participate in the Plan on a quarterly basis. The number of DSUs that a director is entitled to receive in any particular quarter is based upon the percentage that the director has elected to receive in DSUs multiplied by one quarter of such director's annual retainer plus attendance fees for the quarter divided by the closing price on the TSX of the Class B Non-Voting Shares on the last trading day of the fiscal quarter. The value of a DSU when converted to cash is equivalent to the market value of Class B Non-Voting Shares at the time the redemption takes place. DSUs attract notional dividends in the form of additional DSUs at the same rate as dividends on Class B Non-Voting Shares. A director cannot convert DSUs to cash until the director ceases to be a member of the Board, an employee, and/or an officer of the Company and its affiliates. In fiscal 2010, six of nine eligible directors participated in the Plan.

On October 26, 2006, the Board amended the DSU Plan to include senior officers of the Company. Under the amendment, senior officers could allocate a portion of their earned annual performance incentive to the DSU Plan. The amendment was made to promote increased share ownership in the Company. Five senior officers have, prior to fiscal 2010 and as previously disclosed, deferred a portion of their earned annual performance incentive to the DSU Plan.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  13

COMPENSATION DISCUSSION AND ANALYSIS

The Human Resources Committee (the "Committee"), which has the delegated authority of the Board, is responsible for annually reviewing, approving and reporting to the Board the total compensation metrics and awards for the executive officers of the Company, including the NEOs. The Committee also reviews and approves changes to the Company's compensation policies in respect of matters such as Pension Plans, Employee Benefit Plans and the structure and granting of short-term and long-term incentive awards.

The Committee is comprised of three independent directors; Terrance Royer (Chair), Dennis Erker and Susan Mey.

NAMED EXECUTIVE OFFICERS

The Named Executive Officers ("NEOs") of the Company are: John M. Cassaday, President and Chief Executive Officer; Thomas C. Peddie, Executive Vice President and Chief Financial Officer; Heather A. Shaw, Executive Chair; Paul W. Robertson, President, Television (resigned May, 2010), Douglas D. Murphy, Executive Vice President and President, Television (effective May, 2010); and D. Scott Dyer, Executive Vice President, Chief Technology Officer and Head of Shared Services.

COMPENSATION PHILOSOPHY

The Company is committed to maintaining an overall compensation policy that supports a strong correlation between pay and performance, is competitive in attracting and retaining outstanding talent and aligned with shareholders' interests.

For senior executive officers of the Company, the Committee aligns its decisions with this philosophy through the balancing of compensation among four main components, designed to reward executives for achieving both short-term and long-term performance targets which are structured to deliver growth and shareholder value (as detailed in the COMPENSATION OVERVIEW section) and taking into consideration an individual's performance, experience and expertise, while ensuring that compensation is competitive with the Company's benchmarking comparator group. The Committee engages external compensation consultants from time to time, as disclosed in the Corporate Governance section under "Compensation", to advise on matters related to the Company's total compensation program.

BENCHMARKING

The Committee engaged Hugessen Consulting in fiscal 2010 to advise on the Company's benchmarking comparator group, which is reviewed annually and is selected to reflect both the Company's industry peers and its size and complexity relative to other TSX listed companies, for the purposes of supporting its pay-for-performance objectives. The benchmarking comparator group was updated in fiscal 2010 to remove CanWest Global Communications Corp., following the company's delisting from the TSX on November 13, 2009. The Company uses the compensation data from the benchmarking comparator group as a guideline to target its base salary levels for all executives, including the NEOs, at or above the 50th percentile of companies within its comparator group while overall total direct compensation, which includes base salary, short-term incentive awards and the expected value of long-term incentive awards, is targeted to be at or above the 75th percentile.

Media Peer Group	TSX Peer Group

Astral Media, Inc. Cineplex Entertainment Ltd. Torstar Corp. TVA Group Inc.	Cogeco Cable Inc. Groupe Aeroplan Inc. Rogers Communications Inc. Transcontinental Inc. Yellow Pages Income Fund

14  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

 COMPENSATION OVERVIEW

The aggregate compensation of senior executive officers of the Company, including the NEOs, consists of four components:

•
Base Salary;

•
Short-Term Incentive Awards;

•
Long-Term Incentive and Retention Awards; and

•
Retirement Arrangements & Perquisites.

The Committee aims to ensure that each executive officer's compensation is balanced, to the extent possible, among these four components. The financial performance of the Company and performance of its individual executive officers during the fiscal year is taken into consideration when the Committee conducts its annual executive compensation review, in support of the Company's pay-for-performance philosophy. Specific targets and individual objectives are set for short-term and long-term incentive awards, which are structured to reward the NEOs for delivering earnings growth and increased shareholder value. The total cost of annual compensation to the NEOs, excluding Paul Robertson who resigned his position with the Company in May, 2010, represented 5.5% of the total segment profit of the Company for fiscal 2010.

The Executive Chair and the Chief Executive Officer do not participate in any decisions or voting by the Committee or the Board relating to her or his compensation. The CEO makes recommendations on the compensation of the other NEOs, which are discussed with and approved by the Committee.

Base salaries for the Executive Chair, Chief Executive Officer and the other NEOs are determined in the same manner as that of all other executives. The short-term and long-term components of the Chief Executive Officer's incentive compensation are determined in accordance with his employment agreement, which generally reflects the same principles applicable to other executives in the determination of incentive compensation awards. The terms of the Chief Executive Officer's employment agreement are further described under the heading "Employment Agreements".

The Company has targeted its total direct compensation levels for all executives, including the NEOs, at or above the third quartile of its benchmarking comparator group. The Committee has concluded that the level of total direct compensation paid to both the NEOs and executives overall in fiscal 2010 (excluding any voluntary measures taken in fiscal 2010 to reduce total direct compensation on a temporary basis) are in-line with the Company's target and appropriately recognize the excellent performance of both individual executives, including the NEOs, and the Company during the fiscal year.

Compensation Targets

The following chart illustrates the targets, for NEOs, in balancing total direct compensation between base salary, short-term and long-term incentive awards.

		Short Term Target (% of Base Salary)	Long Term Target (% of Base Salary)
Name	Base Salary ($)	Bonus	Stock Options	Deferred Share Units (DSU)(1)	Performance Share Units (PSU)

John M. Cassaday	901,250	90%	50%	50%	100%

Thomas C. Peddie	456,187	60%	25%	25%	50%

Heather A. Shaw	850,000	90%	44%	44%	87%

Paul W. Robertson(2)	495,945	75%	25%	25%	50%

Douglas D. Murphy(3)	378,268	60%	17%	—	33%

D. Scott Dyer	370,850	50%	17%	—	33%

(1)
Targets do not take into account the impact of dividend equivalents over the vesting period

(2)
Paul Robertson resigned his position with the Company in May, 2010

(3)
Douglas Murphy's Short Term Target prior to his appointment as President, Television in May, 2010 was 50%. The increase to 60% was prorated to this date for fiscal 2010.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  15

Base Salary

Base salary levels for all executives, including the Executive Chair, Chief Executive Officer and other NEOs, are determined based upon individual performance, including his or her contribution to the financial results of the Corporation and taking into consideration the benchmark salary relative to comparable positions in the industry. The following objectives are intended to be achieved through base salaries:

1.
to attract and retain executives and senior management who will contribute to the success of the Company and create shareholder value;

2.
to motivate performance;

3.
to provide fair and competitive compensation commensurate with an individual's experience and expertise; and

4.
to reward individual performance and contribution to the achievement of the Company's objectives.

The Company's pay-for-performance philosophy is applicable to all employees of the Company and based on similar objectives to those noted above.

Base salaries are reviewed annually and adjustments are effective on November 1 of each year, with the exceptions of the Chief Executive Officer, whose base salary is reviewed every two years in accordance with the terms of his employment agreement and the Executive Chair, whose base salary is reviewed every two years concurrent with the base salary review of the Chief Executive Officer. In fiscal 2010, all management employees, including the NEOs, accepted an income reduction equivalent of 3.2% of base salary for fiscal 2010, reflecting 6 unpaid days leave under the Company's temporary cost reduction initiative. In addition, all employees, including the NEOs, were impacted by a freeze in annual base salaries in fiscal 2010. The Company has targeted its base salary levels for all executives, including the NEOs, at or above the median of its benchmarking comparator group. The Committee has concluded that the level of base salaries paid to both the NEOs and executives overall in fiscal 2010 (excluding the above-mentioned temporary and voluntary reduction in base salary) are in-line with the Company's target and appropriately recognize the excellent performance of the Company during the fiscal year.

Short-Term Incentive Awards

Short-term incentive awards are designed to deliver constantly improving operating performance on an annual basis. The achievement of annual targets on a consistent basis increases long-term shareholder value. Short-term incentive awards are paid as cash bonuses on an annual basis. Plan participants range from the NEOs to individual managers, with the amount payable based on a percentage of an executive's base salary within a range of 90% to 10%.

The amount of the short-term award payable is tied to the achievement of annual Operating Plan (the "Plan") financial thresholds, which are designed to increase the level of the Company's financial performance over time to create shareholder value. The Plan is approved annually by the Board in July, based on the economic outlook at that time. The Committee also approves and reports to the Board the annual individual objectives concurrently based on two or more of the following four components, depending on the manager's area of responsibility:

1.
the budgeted operating profit performance (segment profit) of individual business segments and/or the Company as a whole;

2.
the budgeted free cash flow of the Company on a consolidated basis;

3.
the budgeted earnings per share; and

4.
each executive meeting his or her personal objectives.

Free cash flow is not a GAAP measure, but the Company provides a definition and reconciliation to GAAP in its quarterly and annual Management's Discussion and Analysis. The Company believes that free cash flow, segment profit and earnings per share are strong indicators of shareholder value. The Company provides annual guidance ranges for expected consolidated segment profit and free cash flow to the investment community. In fiscal 2010, the Company provided a segment profit guidance range of $255M — $270M and a free cash flow guidance range of $10M — $20M. In fiscal 2010, free cash flow was projected to be lower than in prior years due to one-time expenses related to the consolidation of the Company's 11 Toronto locations to its new facility, Corus Quay. The annual performance targets set for senior executives are within these ranges. Due to the annual provision of the above mentioned guidance, disclosure of specific historical financial performance targets may impact current year investment community estimates and projections with respect to

16  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

the financial performance of the Company, which could have an impact on the market price of the Company's shares.

Bonuses for personal objectives achieved are tied directly to Company or specific business segment plans, targets and strategies and are paid to the individual NEOs only if either the budgeted earnings per share or budgeted segment profit (as applicable) performance target thresholds are met at minimum, even though the NEO may have achieved or exceeded their personal objectives during the fiscal year. The minimum corporate performance threshold under which participants would be eligible for a payout is 95% of target, which would result in a 50% payout of the short term incentive award to eligible participants. Achieving the maximum threshold of 130% of target would result in a 200% payout of the short term incentive award to eligible participants. The Company believes the maximum threshold incentive provides an effective mechanism of rewarding eligible participants for over-achieving their financial performance targets in each fiscal year.

In fiscal 2010, the NEOs earned short-term incentive award payouts according to achievement of specific targets as set out below. In addition, Scott Dyer was paid a special one-time award for his project oversight on the successful completion of and consolidation into the Company's new Toronto facility, Corus Quay. The amount of short-term incentive earned and paid to each NEO in fiscal 2010 is disclosed in the Summary Compensation Table.

The short-term incentive award targets and the payout achievement of these targets in fiscal 2010 for the NEOs of the Company are as follows:

Short-Term Incentive Awards — Corporate

Participant Name	Targets	Weighting	Fiscal 2010 Payout Achievement

John M. Cassaday	Budgeted Earnings Per Share	45%	151%

Thomas C. Peddie	Budgeted Consolidated Free Cash Flow	45%	200%
Heather A. Shaw

D. Scott Dyer(1)	Personal Objectives	10%	100%

(1)
Mr. Dyer was awarded a "one-time" additional bonus in recognition of his project oversight on the successful completion of the Corus Quay project, which was separate from the achievement of his fiscal 2010 personal objectives.

Short-Term Incentive Awards — Business Segment

Participant Name	Targets	Weighting	Fiscal 2010 Payout Achievement

Paul W. Robertson(2) Douglas D. Murphy	Budgeted Segment Profit	64%	Mr. Robertson: 116% Mr. Murphy:119%

	Budgeted Consolidated Free Cash Flow	20%	200%

	Personal Objectives	16%	100%

(2)
Mr. Robertson resigned from the Company in May, 2010 and was awarded the pro-rated portion of his fiscal 2010 bonus in recognition of his significant contribution to the Company's results in fiscal 2010.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  17

Long-Term Incentive Awards

The Company's Long-Term Incentive Plan ("LTIP") is designed to encourage and reward outstanding performance by plan participants when certain performance measures are met, with the overall objective of creating significant Total Shareholder Return (TSR) on an ongoing basis. The LTIP is also designed to facilitate the attraction and retention of senior management. In fiscal 2008, following a formal review by the Committee and subsequent approval by the Board, the Company implemented a new comprehensive LTIP program for certain senior executive officers, including certain NEOs, which includes three components: stock options, performance share units ("PSUs") and deferred share units ("DSUs"). LTIP awards in the form of stock options, PSUs and DSUs may be granted by the Committee annually, and are approved by the Committee and reported to the Board, with the target award set as a percentage of the senior executive officer's base salary. Individual grants are based on corporate performance and the achievement of personal performance objectives in the previous fiscal year, using the target award as a guideline. In fiscal 2010, following a formal review by the Committee and subsequent approval by the Board, the Company implemented a new, non-equity based component to its LTIP program for certain senior executive officers in the form of restricted share units ("RSUs"). RSUs may be granted by the Committee, solely at their discretion and on an ad hoc basis, to attract or retain senior executive officers and to reward superior performance of senior executive officers during the previous fiscal year.

The Committee takes into account the amount or terms of previously issued long-term incentive awards when determining the amount of long-term incentive awards, if any, granted to senior executive officers in each year. The Committee may, at its discretion, vary its relative weightings for each executive from year to year.

The Committee reviews all LTIP plans with external compensation consultants on a periodic basis to ensure the plans remain competitive in attracting and retaining senior executive officers and are effective in meeting the goals and objectives of the Company's pay-for-performance philosophy. The Executive Chair, Chief Executive Officer, other NEOs, and other senior executive officers do not participate in the Committee's or the Board's decisions in implementing or amending any of the LTIP plans nor do they vote relating to any elements of their individual compensation arrangements.

Stock Option Plan

The Board adopted a proposed stock option plan (the "Stock Option Plan") on November 23, 1999, which was subsequently amended and ratified by the shareholders of the Company at the 2007 Annual and Special Meeting. On February 1, 2008, the Company divided each issued and outstanding Class A participating share and Class B non-voting participating share in the capital of the Company on a two-for-one basis, which resulted in the doubling of the number of stock options outstanding as at February 1, 2008, while the strike price for existing options was reduced by one-half. In fiscal 2010, the Board approved amendments of a "housekeeping" nature to the Stock Option Plan to provide for the extension of the right to exercise those options which have vested at the date of an option holder's retirement for a period of up to three years from the date of retirement or for the balance of the term of the option, whichever is less. These amendments were approved by the Toronto Stock Exchange ("TSX") and do not require shareholder approval.

The Board may amend the Stock Option Plan at its discretion and shareholder approval will not be required for any amendments to the Plan, save and except for any amendments related to:

1)
Amendments to the amendment provisions of the Stock Option Plan;

2)
the maximum number of Shares which are reserved for issuance under the Stock Option Plan (and under any other security based compensation arrangement); and

3)
a reduction in the exercise price for Options held by insiders and/or an extension to the term of Options held by insiders.

Any other amendment can be made by the Board without shareholder approval and may include, without limitation, amendments relating to:

1)
the vesting provisions of the Plan or any Option granted thereunder;

2)
the exercise price or option period of the Plan or any Option granted thereunder for non-insiders;

3)
the early termination provisions of the Plan or any Option;

18  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

4)
the addition of any form of financial assistance by the Company for the acquisition of shares by all or certain categories of participants; and

5)
the subsequent amendment of any such provision whether or not the same is more favourable to the participants, the curing of any ambiguity, error or omission in the Plan, the suspension or termination of the Plan or any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

As required by the TSX, the Stock Option Plan must be presented to the shareholders of the Company for ratification of the unallocated entitlements every three years. As such, the Stock Option Plan is herein presented, in the Business of the Meeting section of this document under the heading "Shareholder Ratification of Unallocated Entitlements under the Stock Option Plan", to the shareholders of the Company at this meeting for the purposes of considering, and if deemed appropriate, approving the unallocated entitlements under the evergreen Stock Option Plan. Thereafter, the Stock Option Plan will be presented to the shareholders of the Company for ratification of the unallocated entitlements at the Company's 2013 Annual and Special Meeting.

Under the Stock Option Plan, Options to purchase Class B Non-Voting Shares may be granted from time to time by the Board to directors, officers and employees of and consultants to the Company and its subsidiaries (collectively, the "Participants"). The purpose of the Stock Option Plan is to provide an incentive, in the form of a proprietary interest in the Company, to Participants who are in a position to contribute materially to the successful operation of the Company, to increase their interest in the Company's welfare and to provide a means through which the Company can attract and retain outstanding executive talent. Generally, Options are granted to certain members of senior management on an annual basis as part of the annual compensation review process. The Committee retains the services of external compensation consultants to arrive at a grant date fair value which is estimated, based on Black-Scholes methodology for Option grants, as disclosed in the Summary Compensation Table. The size of the Option grant, if any, which is approved by the Committee, is based on this estimate. The Company uses the Black-Scholes method to determine the accounting fair value of Options and the key assumptions and estimates for this calculation are disclosed in the Company's annual consolidated financial statements. The Company does not provide any financial assistance to Participants to facilitate the purchase of Class B Non-Voting Shares under the Stock Option Plan

The Stock Option Plan is administered by the Board with delegated authority to the Human Resources Committee of the Board and the Options granted may not have terms exceeding 10 years from the date of grant. Unless otherwise determined by the Board, the Options are not immediately exercisable, but rather 25% of the original grant vests and is exercisable on each of the first, second, third and fourth anniversary of the date of grant. Options granted to Participants expire on the later of the expiry date or ten trading days following the expiration of a black-out period, should the expiry date fall within a black-out period or within nine trading days immediately following a black-out period. In the event of Termination or Change of Control, Options would expire according to the provisions of the Stock Option Plan which are summarized in Table 11 — Termination and Change of Control Arrangements. The exercise price of each Option issued must be at not less than their fair market value, which is defined as being the closing price of the Class B Non-Voting Shares on the TSX on the trading day immediately preceding the date on which the Option is granted or, if such shares are not then listed and posted for trading on the TSX, such other exchange or published market selected by the Board upon which the Class B Non-Voting Shares may be listed and posted for trading. If the Class B Non-Voting Shares did not trade on such date, then the fair market value will be the closing price of the Class B Non-Voting Shares on the relevant exchange on the last previous day on which a sale is reported.

The Stock Option Plan provides that the maximum number of Class B Non-Voting Shares issuable upon the exercise of Options shall not exceed such number which represents ten (10%) of the issued and outstanding Class B Non-Voting Shares. As a result, should the Company issue additional Class B Non-Voting Shares in the future, the number of Class B Non-Voting Shares issuable under the Stock Option Plan will increase accordingly. The Stock Option Plan of the Company is considered an "evergreen" plan, since the Class B Non-Voting Shares covered by Options which have been exercised shall be available for subsequent grants under the Stock Option Plan. Pursuant to amendments made to the Stock Option Plan, the participation by insiders pursuant to the Stock

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  19

Option Plan is restricted such that the aggregate number of Class B Non-Voting Shares issuable under the Stock Option Plan, combined with all Class B Non-Voting Shares issuable under all other security based compensation arrangements, to insiders, cannot exceed ten (10%) percent of the issued and outstanding Shares at any time; and the number of Shares issued to insiders in the aggregate within any one year period under the Stock Option Plan and all other security based compensation arrangements cannot exceed ten (10%) percent of the issued and outstanding Shares. The number of Shares issuable under Options granted to any eligible individual, within a one year period, under the Stock Option Plan and all other security compensation arrangements, cannot exceed five (5%) percent of the issued and outstanding Shares at any time.

Options may not be assigned or transferred by a Participant, otherwise than by will or the laws of descent and distribution during the lifetime of the Participant.

Since the inception of the Stock Option Plan, 10,479,147 Options have been granted, of which 3,256,167 have either expired or been forfeited and 4,411,392 have been exercised. As at August 31, 2010, 2,811,588 options are currently outstanding, representing 4% of the issued and outstanding Class B Non-Voting Shares.

In fiscal 2010, the NEOs were granted Options, as disclosed in the Summary Compensation Table, in accordance with the provisions of their individual long-term incentive targets and based on 100% achievement of corporate financial and individual personal objectives for fiscal 2009. Paul Robertson forfeited all of his vested, unexercised Options and non-vested Options 30 days following the effective date of his resignation, in accordance with the Plan.

Performance Share Unit Plan ("PSU Plan")

In fiscal 2008, the Company implemented, for certain senior executive officers including the NEOs ("the Participants"), a new component to its long-term incentive award program in the form of Performance Share Units ("PSUs") which are based on annual total shareholder return ("TSR") for the three year period commencing as at the grant date. The purpose of the PSU Plan is to align the Participants' long-term incentives with TSR and to provide a means to attract and retain outstanding executive talent. The PSUs are granted on an annual basis at a "starting market price" based on the 20 day volume weighted average price on the TSX of the Company's shares for the period ending August 31 of each fiscal year, but only vest if the three year annualized TSR is equal to or exceeds 10%. TSR is based on the change in the market price of the Company's shares on the TSX during the performance period plus the aggregate value of notional dividends paid on the shares over the same period. The PSU Plan was effective as at September 1, 2007 and is not considered a security-based compensation arrangement under Section 613 of the TSX Company Manual, as awards are settled solely in cash and payable only if the vesting criteria are achieved. In May, 2010, Paul Robertson forfeited all non-vested PSUs upon his resignation from the Company.

The Company has established a three year annualized TSR target of 13.5% for the participant to achieve a 100% payout under the PSU Plan. If the three year annualized TSR is less than 10%, there is no payment even though there may have been an increase in shareholder value over the performance period.

The payout criteria are as follows:

TSR	Performance Factor

17.0% or more	150%

13.5%	100%

10.0%	50%

Below 10%	N/A (no payout)

The annualized TSR for the first performance period under the PSU Plan did not meet the minimum target, therefore, the PSUs granted in fiscal 2008 with a starting market price of $24.52 for performance measurement purposes and with a performance period ending August 31, 2010 did not meet the vesting criteria for the Participants of the PSU Plan and no payout was achieved.

In fiscal 2009, the Participants were granted PSUs, as disclosed in the Summary Compensation Table, in accordance with the provisions of their individual long-term incentive targets and based on 100% achievement of corporate financial and individual personal objectives for fiscal 2008. The starting market price for performance measurement purposes on the date of the fiscal 2009 PSU grant, taking into account a Board approved 20% discount to the starting market price which was applied to reflect the return potential of the TSR on the actual date of the grant, was $15.30. The two year TSR for the fiscal

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2009 grant was 16%, however, a payout will only be achieved if the three year TSR is greater than 10%. The performance period for the fiscal 2009 PSU grant ends August 31, 2011 and, to date, it is projected that the award from this grant will be paid out at target for the Participants of the PSU Plan.

In fiscal 2010, the Participants were granted PSUs, as disclosed in the Summary Compensation Table, in accordance with the provisions of their individual long-term incentive targets and based on 100% achievement of corporate financial and individual personal objectives for fiscal 2009. The starting market price for performance measurement purposes on the date of the fiscal 2010 PSU grant, taking into account a Human Resources Committee approved 20% discount to the starting market price which was applied to reflect the return potential of the TSR on the actual date of the grant, was $11.89. The one year TSR for the fiscal 2010 grant was 69%, however, a payout will only be achieved if the three year TSR is greater than 10%. The performance period for the fiscal 2010 PSU grant ends August 31, 2012 and, to date, it is projected that the award from this grant will be paid out at target for the Participants of the PSU Plan.

The Company has in place a similar performance-based long-term incentive plan for certain management employees ("the Participants"), excluding senior executive officers and the NEOs, which rewards share price performance over a 3 year period and is based on the attainment of a minimum share price appreciation target of 16% for each grant using the TSX share price as at August 31 of each year as the starting benchmark. Each incremental threshold of 16% compounded over a three-year period is paid to the Participants in cash at the end of the term. The payment is based on the closing price on the TSX as at August 31 three years hence. The Participant must be employed by the Company at the end of the performance period to be eligible for a payout under the Plan.

Senior Management's Deferred Share Unit Plan ("DSU Plan")

In fiscal 2008, the Company implemented, for four of the NEOs, namely John Cassaday, Heather Shaw, Thomas Peddie and Paul Robertson (collectively, the "Participants"), a new component to its long-term incentive award program in the form of Deferred Share Units ("DSUs") to provide a retention incentive and enhance retirement benefits which also align with share price performance over the long term. DSUs are granted, on an annual basis, at the 20 day volume weighted average share price on the TSX for the period ending August 31 of each fiscal year. DSU grants are eligible to accrue "dividend equivalent" units over the life of the DSU when a cash dividend is paid on shares of the Company. The DSUs vest 100% on the earlier of (a) the fifth anniversary of the date of the grant or (b) the date on which the Participant turns 65 or, in the case of John Cassaday, age 62.

The DSU Plan is not considered a security-based compensation arrangement under Section 613 of the TSX Company Manual, as vested awards are settled solely in cash and payable only if the vesting criteria are achieved. In addition, the vested DSUs are not eligible for redemption until termination of employment or retirement occurs. The DSU Plan was effective as at September 1, 2007 and the first DSU grant will vest on September 1, 2012 for Participants of the Plan. In May, 2010, Paul Robertson forfeited all non-vested DSUs upon his resignation from the Company.

In fiscal 2009, the Participants were granted DSUs, as disclosed in the Summary Compensation Table, in accordance with the provisions of their individual long-term incentive targets and based on 100% achievement of corporate financial and individual personal objectives for fiscal 2008. The DSU grant price for fiscal 2009 is based on the 20 day volume weighted average price ("VWAP") on the TSX as at August 31, 2008, of $19.12. At the annual dividend rate of $0.60 as at August 31, 2010, it is estimated that the dividend equivalent would be $3.00/DSU at the end of the 5 year vesting period.

In fiscal 2010, the Participants were granted DSUs, as disclosed in the Summary Compensation Table, in accordance with the provisions of their individual long-term incentive targets and based on 100% achievement of corporate financial and individual personal objectives for fiscal 2009. The DSU grant price for fiscal 2010 is based on the 20 day volume weighted average price ("VWAP") on the TSX as at August 31, 2009, of $14.86. At the annual dividend rate of $0.60 as at August 31, 2010, it is estimated that the dividend equivalent would be $3.00/DSU at the end of the 5 year vesting period.

In October 2009, the Human Resources Committee awarded Douglas Murphy a special key employee retention grant of DSUs, as disclosed in the Summary Compensation Table, under the same terms as the existing DSU Plan except for the vesting period and vesting schedule of the grant. The DSUs

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  21

will vest on October 22 of each year over a 6 year period ending October 22, 2015, with a vesting schedule of 10%, 20%, 35%, 50%, 75% and 100% respectively. The price for the October 2009 DSU grant is based on the TSX closing price as at October 23, 2009, of $17.50. At the annual dividend rate of $0.60 as at August 31, 2010, it is estimated that the dividend equivalent would be $3.60 at the end of the 6 year vesting period.

Restricted Share Unit Plan ("RSU Plan")

In fiscal 2010, the Company implemented, for certain senior executive officers including the NEOs ("the Participants"), a new, non-equity based component to its long-term incentive award program in the form of Restricted Share Units ("RSUs"). The RSUs are granted on an ad hoc basis, and solely at the discretion of the Board, to attract and retain senior executives and to reward exceptional performance during the fiscal year. The RSU Plan provides for 100% vesting of the RSUs on December 15th of the third calendar year following the date of the grant unless an earlier date is established by the Board at their discretion. The value of an RSU is equivalent to the Company's closing share price on the TSX as at the vesting date and the RSUs do not attract dividend equivalents over the vesting period. The RSU Plan is not considered a security-based compensation arrangement under Section 613 of the TSX Company Manual, as vested awards are settled solely in cash and payable only if the vesting criteria are achieved. The RSU Plan was effective as at October 21, 2009.

In fiscal 2010, Participants were granted RSUs, as per the following table, in recognition of the collective contribution of the Participants to the Company's solid performance over the past several years. In determining the number of units granted to each participant, the Committee took into consideration the level of responsibility of each Executive in contributing to the solid performance of the Company. The Committee has established a vesting date of August 31, 2011, for the fiscal 2010 RSU grant and vested units will be settled in cash on September 1, 2011, for all Participants meeting the vesting criteria. The value of each RSU will be determined by the Company's closing share price on the TSX as at August 31, 2011.

The following chart illustrates the number of RSUs granted to the NEOs in fiscal 2010.

Participant	Fiscal 2010 RSUs

John M. Cassaday	40,000

Thomas C. Peddie	20,000

Heather A. Shaw	40,000

Paul W. Robertson(1)	20,000

Douglas D. Murphy	13,000

D. Scott Dyer	13,000

(1)
In May, 2010, Paul Robertson forfeited all non-vested RSUs upon his resignation from the Company.

Retirement Benefits

Defined Benefit Plan ("SERP")

The Company implemented a Supplementary Executive Retirement Plan ("SERP") for four of the NEOs, namely John Cassaday, Heather Shaw, Thomas Peddie and Paul Robertson, effective September 1, 2007 and amended and restated effective January 13, 2010. On January 13, 2010, John Cassaday waived his entitlement to and terminated his participation in the SERP. A new Supplementary Executive Retirement Plan ("CEO SERP") was implemented for John Cassaday effective January 13, 2010, as described below. Paul Robertson forfeited any entitlement to the SERP upon his resignation from the Company in May, 2010. The current participants in the SERP are Heather Shaw and Thomas Peddie (collectively, "the Participants"). The SERP provides a defined benefit pension calculated as the product of 2.0% of the Participant's final average earnings times credited service where final average earnings is defined as the highest average of base monthly earnings over 36 consecutive months in the previous 120 months. SERP benefits began accruing on September 1, 2007 and vest after September 1, 2010, subject to the Participant having attained either age 55 with 10 years of continuous service or age 65. The normal form of payment is a lifetime pension guaranteed for ten years.

The key purpose of the SERP is to provide retirement benefits and to assist in retaining key executives. This latter goal is to be achieved through early retirement reductions of 5% per year before age 65 for the Participants and the vesting schedule, as described above.

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In addition to the SERP, the Participants are members of a defined contribution plan (the "DC Plan") which is available to all employees. The SERP benefits for Participants of the Plan are offset by contributions with interest made by the Company to the DC Plan after September 1, 2007.

Defined Benefit Plan ("CEO SERP")

The Company implemented a new CEO Supplementary Executive Retirement Plan ("CEO SERP") for John Cassaday ("the Participant"), effective January 13, 2010. Concurrent with his enrollment in the CEO SERP on January 13, 2010, John Cassaday waived his previous entitlement to the Supplementary Executive Retirement Plan ("SERP") as described above. The CEO SERP provides a defined benefit pension calculated as the product of 2.0% of the Participant's final average earnings times credited service where final average earnings is defined as the highest average of base monthly earnings plus 50% of annual short-term incentive bonus at target over 36 consecutive months in the previous 120 months. CEO SERP benefits accrue from August 1, 1997 and vest 100% when the Participant attains age 62. The normal form of payment is a lifetime pension guaranteed for ten years.

The key purpose of the CEO SERP is to provide retirement benefits and to assist in retaining the Participant. This latter goal is to be achieved through a vesting schedule of 0% prior to age 60, 25% at age 60 and 50% at age 61. A minimum benefit equal to that which would have accrued under the SERP Plan, including early retirement reductions for the Participant of 5% per year before age 62, would be payable to the Participant if retirement occurred prior to age 60.

In addition to the CEO SERP, the Participant is a member of a defined contribution plan (the "DC Plan") which is available to all employees. The CEO SERP benefits for the Participant of the Plan are offset by contributions with interest made by the Company to the DC Plan since August 1, 1997.

Defined Contribution Plan ("DC Plan")

The Company provides all eligible non-unionized employees, including the NEOs (collectively, "the Participants"), with a defined contribution pension plan (also known as a money purchase plan). Under this plan, once Participants have reached their second anniversary of employment, the Company begins making annual contributions equal to 5% of each Participant's eligible earnings to the annual maximum as determined under the Income Tax Act. Funds are accumulated and invested in a personalized choice of funds under the Participant's name. The funds vest to the Participant on their second anniversary of participation in the DC Plan (generally, on the fourth anniversary of employment with the Company). On retirement, the funds are used to purchase one of several types of financial instruments at the option of the Participant.

In fiscal 2009, contributions to the DC Plan were suspended by the Company, on a temporary basis effective June 1, 2009 until August 31, 2010, in response to the worldwide financial crisis.

The Company has a defined benefit plan in place for union employees in Ontario and various RRSP/DPSP plans in place for union employees in Quebec.

Employee Share Purchase Plan

An employee share purchase plan (the "ESPP") was introduced by the Company to provide employees of the Company ("Participants") with an incentive to increase the profitability of the Company and as a means to participate in that increased profitability. Generally, all non-unionized full-time employees of the Company and certain of its subsidiaries are eligible to enroll in the ESPP. Officers of the Company, including the NEOs, are entitled to participate in the ESPP on the same basis as all other employees of the Company.

Under the ESPP, each Participant contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the Participant's monthly basic compensation. For management employees in job grades 1 through 5, the Company contributes an amount equal to 25% of the Participant's contributions for that month. For employees in non-management job grades 6 through 12, the Company contributes an amount equal to 35% of the Participant's contributions that month. Solium Capital, as trustee under the ESPP, acquires Class B Non-Voting Shares solely at market price for the benefit of Participants through the facilities of the TSX using monies contributed to the ESPP. A Participant may withdraw up to 100% of the shares vested in his or her account once in any 12-month period without penalty.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  23

Share Ownership Guidelines

Effective 2003, certain key employees were required to make a financial commitment towards ownership of Corus stock if they wished to participate in the Company's mid-term and/or long-term incentive plans, as applicable. The Company established specific thresholds that each current and future employee must attain within five years to remain eligible for participation in the above-mentioned plans. The threshold ranges are based on a multiple of base salary or base commissioned income. All NEOs of the Company have met or exceeded the applicable thresholds. The thresholds for the mentioned key employee positions in the Company are as follows:

Key Employee Position	Share Ownership Guideline

Executive Chair and Chief Executive Officer	5 times annual base salary

Divisional Presidents and Chief Financial Officer	2 times annual base salary

Executive Vice Presidents, Vice Presidents and General Managers of Large Operational Assets	1 times annual base salary

General Managers, Vice Presidents, Directors	0.75 times annual base salary

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 PERFORMANCE GRAPH

The Class B Non-Voting Shares of the Company are listed on the TSX under the symbol "CJR.B". The following chart compares the cumulative total shareholder return ("TSR") on $100 invested in Class B Non-Voting Shares of the Company on September 1, 2005 with the cumulative TSR of the S&P/TSX Composite Index for the period September 1, 2005 to August 31, 2010 and assumes the reinvestment of dividends.

Relative Total Return Performance: Corus vs. S&P/TSX Composite Index
September 1, 2005 to August 31, 2010

FOR THE FISCAL YEARS	2005	2006	2007	2008	2009	2010

Corus	100	121	156	128	102	137

S&P/TSX Composite	100	113	128	129	102	112

The Company believes that its compensation policy supports a strong relationship between shareholder returns and compensation earned by the NEOs. As illustrated by the graph and table above, the Company has outperformed the S&P/TSX Composite Index for the five year period ending August 31, 2010, with a TSR of 6.3%, assuming the reinvestment of dividends, vs. 2.2% for the S&P/TSX Composite Index. During the year ended August 31, 2010, the return on the Company's shares increased by 30% compared to a 10% increase in the S&P/TSX Composite Index. During the five year period ending August 31, 2010, the Company has increased the base salary of the NEO's by approximately 8% for an annual growth rate of less than 1.6%, which was below CPI for the period. Short-term incentives are linked to budgeted annual performance targets and, as a percentage of base pay, have remained unchanged over the five year period while consolidated segment profit has increased from $195 million to $264 million and net income has increased from $71 million to $126 million over the same period. Long-term Incentive Plan ("LTIP") percentages mirror short-term incentive percentages and have remained fundamentally unchanged over the five year period. Prior to fiscal 2008, the LTIP percentage was comprised of one component. In fiscal 2008, the Company introduced a new LTIP which is allocated between three components: stock options, performance share units ("PSUs") and deferred share units ("DSUs) as outlined under the "Compensation Targets" chart in the Compensation Discussion and Analysis (CD&A) section of this document. LTIP payments are tied to TSR as outlined under "Long Term Incentives" in the CD&A section of this document and, PSUs, which comprise a minimum of 50% of the LTIP, vest and are payable only if the minimum TSR threshold is reached at the end of the three year performance period.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  25

EXECUTIVE COMPENSATION

The following table sets forth the total compensation of the Chief Executive Officer, the Chief Financial Officer and the four other most highly compensated executive officers of the Company (collectively, the Named Executive Officers "NEOs") for the two most recently completed fiscal years.

Table 5 — Summary Compensation Table

			Share-Based Awards			Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Fiscal Year	Salary(1) ($)	PSU(2) ($)	DSU(3) ($)	Option- Based Awards(4) ($)	Annual Incentive Plans(5) ($)	Long-Term Incentive Plans ($)	Pension Value(6) ($)	All Other(7) Compensation ($)	Total Compensation ($)

John M. Cassaday President and Chief Executive Officer	2010 2009	847,262 836,761	901,357 875,160	450,005 437,848	450,189 437,561	1,361,879 —	— —	2,583,000 149,000	133,031 159,504	6,726,723 2,895,834

Thomas C. Peddie Executive Vice President and Chief Financial Officer	2010 2009	441,726 434,036	228,288 227,970	114,422 114,720	113,776 113,966	459,563 —	— —	76,000 81,000	— —	1,433,775 971,692

Heather A. Shaw Executive Chair	2010 2009	798,847 788,946	721,723 722,160	361,098 361,368	360,558 360,893	1,284,057 —	— —	100,000 115,000	— 61,501	3,626,283 2,409,868

Paul W. Robertson(8) President, Television	2010 2009	340,814 471,864	248,501 247,860	123,338 124,280	123,792 123,981	368,403 —	— —	53,000 76,000	— —	1,257,848 1,043,985

Douglas D. Murphy(9) Executive Vice President and President, Television	2010 2009	366,277 359,901	127,223 125,460	749,998 —	62,497 63,199	263,263 —	— —	— 14,000	— —	1,569,258 562,560

D. Scott Dyer Executive Vice President, Chief Technology Officer and Head of Shared Services	2010 2009	359,094 352,843	123,656 123,930	— —	61,295 61,818	496,754 —	—	— 14,000	— —	1,040,799 552,591

(1)
Represents the actual salary received in fiscals 2010 and 2009, taking into account an income reduction equivalent of 3.2% of base salary for fiscal 2010 and 4.4% for fiscal 2009, which reflects 6 unpaid days leave and 5 unpaid days leave respectively, under the Company's temporary cost reduction initiative, and the impact of a freeze in base salaries for fiscal 2010 and a 5% temporary and voluntary reduction in base salaries for 8 months of fiscal 2009.

(2)
Represents the award of performance-based units under the Performance Share Units ("PSU") Plan in fiscals 2010 and 2009. The grant date fair value is determined using the following assumptions:

i.
The 20 day volume weighted average price ("VWAP") on the TSX as at August 31, 2009, was $14.86 and as at August 31, 2008, was $19.12. The PSU grant price of $11.89 for fiscal 2010 and $15.30 for fiscal 2009 includes a discount of 20% to the VWAP, which was approved by the Board and reflects the return potential of the annualized total shareholder return ("TSR") on the actual date of the grant.

ii.
The PSUs will vest only if the TSR is equal to or greater than 10% at the end of the 3 year vesting period, as per the terms of the PSU Plan.

(3)
Represents the award of Deferred Share Units ("DSUs") in fiscals 2010 and 2009. The grant date fair value is determined using the following assumptions:

i.
The DSU grant price is based on the 20 day volume weighted average price ("VWAP") on the TSX as at August 31, 2009, of $14.86 for fiscal 2010 and as at August 31, 2008, of $19.12 for fiscal 2009.

ii.
The DSU value does not include the "dividend equivalent" which is payable according to the terms of the DSU Plan only at such time as the DSUs vest. It is estimated that the dividend equivalent would be $3.00/DSU at the end of the 5 year vesting period.

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(4)
The Human Resources Committee retained the services of external compensation consultants to arrive at an estimated grant date fair value for stock option grants. For fiscal 2010, the Committee estimated the fair value to be $4.01 per option and for fiscal 2009 the Committee estimated the fair value to be $3.45 per option, based on the trading value and the risk profile at the time, to determine the number of options to actually be granted to the NEO's. The accounting fair value for fiscal 2010, for the options that were actually granted, was $3.65 and for fiscal 2009, for the options that were actually granted, was $3.12, which was based on the Black-Scholes methodology using assumptions and estimates which are disclosed in the Company's annual consolidated financial statements.

(5)
The fiscal 2010 achievement of short-term incentive targets is detailed under the "Short-Term Incentive Award" section of the Compensation Disclosure & Analysis ("CD&A") and the short-term incentive target as a percentage of base salary for each NEO is detailed under the "Compensation Targets" section of the CD&A. In fiscal 2010, Mr. Robertson received a bonus which was pro-rated to his date of departure from the Company and Mr. Dyer received an additional one-time bonus in recognition of his oversight role in the construction of and consolidation into the Company's new building, Corus Quay. In fiscal 2009, the NEOs voluntarily declined to receive the short-term bonus they would otherwise have been entitled to for meeting their targets, as part of a temporary cost reduction initiative.

(6)
Includes amounts contributed to the CEO SERP for Mr. Cassaday, SERP for Mr. Peddie, Ms. Shaw and Mr. Robertson and the Defined Contribution Pension Plan for Mr. Murphy and Mr. Dyer in fiscals 2010 and 2009.

(7)
Aggregate costs are based on actual costs and taxable benefits in fiscals 2010 and 2009. John Cassaday is entitled to perquisites, the Company portion of Employee Share Purchase Plan contributions and other benefits, including personal life insurance costs in the amount of $50,000 for fiscals 2010 and 2009, in accordance with the terms of his employment agreement. Heather Shaw received perquisites (which were less than $50,000 in fiscal 2010), the Company portion of Employee Share Purchase Plan contributions and other benefits, including Club membership costs in the amount of $24,395 for fiscal 2009. All other NEOs are entitled to perquisites and other benefits according to Company policy.

(8)
Mr. Robertson resigned from the Company in May, 2010. Mr. Murphy was appointed to replace Mr. Robertson as President, Television and Mr. Dyer was added to the list of NEOs in May, 2010.

(9)
Mr. Murphy was awarded a "special key employee grant" of Deferred Share Units ("DSUs") in fiscal 2010. The grant date fair value is determined using the following assumptions:

i.
The DSU grant price is based on the closing price of $17.50 on the TSX as at October 23, 2009.

ii.
The DSU value does not include the "dividend equivalent" which is payable according to the terms of the DSU Plan only at such time as the DSUs vest. It is estimated that the dividend equivalent would be $3.60/DSU at the end of the 6 year vesting period.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  27

Incentive Plan Awards

Table 6 sets out Options to purchase Class B Non-Voting Shares and share-based awards (PSUs, DSUs) granted by the Company to the NEOs and outstanding as at August 31, 2010.

Table 6 — Outstanding Option-Based and Share-Based Awards

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested(2) ($)

John M. Cassaday	3,273 109,100 126,700 73,000 200,000 280,000 260,000	18.950 17.500 17.620 22.650 16.125 11.895 11.950	13-Jul-2017 22-Apr-2017 21-Apr-2016 09-Jul-2015 01-Mar-2013 01-Mar-2012 01-Mar-2011	1,702 214,927 234,395 — 669,000 2,121,000 1,955,200	203,991	3,971,705

Thomas C. Peddie	28,400 33,000 18,000 60,000 40,000	17.500 17.620 22.650 16.125 11.895	22-Apr-2017 21-Apr-2016 09-Jul-2015 01-Mar-2013 01-Mar-2012	55,948 61,050 — 200,700 303,000	52,200	1,016,334

Heather A. Shaw	90,000 104,500 60,200 260,000 240,000	17.500 17.620 22.650 11.895 11.950	22-Apr-2017 21-Apr-2016 09-Jul-2015 01-Mar-2012 01-Mar-2011	177,300 193,325 — 1,969,500 1,804,800	165,900	3,230,073

Paul W. Robertson	—	—	—	—	—	—

Douglas D. Murphy	15,600 18,300 10,200 30,000 19,000	17.500 17.620 21.825 11.895 11.950	22-Apr-2017 21-Apr-2016 21-Jul-2015 01-Mar-2012 01-Mar-2011	30,732 33,855 — 227,250 142,880	61,757	1,202,409

D. Scott Dyer	15,300 17,900 10,000 30,000 20,000 18,760	17.500 17.620 21.825 11.895 11.950 11.880	22-Apr-2017 21-Apr-2016 21-Jul-2015 01-Mar-2012 01-Mar-2011 14-Dec-2010	30,141 33,115 — 227,250 150,400 142,388	18,500	360,195

(1)
Based on the TSX closing share price of $19.47 per Class B Non-Voting Share as at August 31, 2010.

(2)
Represents performance-based units granted under the Performance Share Unit ("PSU") Plan in fiscals 2010 and 2009 and units granted under the Deferred Share Unit ("DSU") Plan in fiscals 2010, 2009 and 2008. PSUs granted in fiscal 2008 were forfeited as they did not meet the minimum performance threshold as at August 31, 2010. PSUs were granted with a starting market price of $11.89 in fiscal 2010 and $15.30 in fiscal 2009. Based on the TSX closing price as at August 31, 2010, of $19.47 and as at August 31, 2009, of $14.97, the PSUs granted in fiscals 2010 and 2009 are assumed, for the purposes of this table, to payout at 100% of target for annualized total shareholder return ("TSR") and the value is based on the TSX closing price of $19.47 per Class B Non-Voting Share as at August 31, 2010. The PSUs will only be paid out if the 3 year TSR is greater than 10% as at the end of each respective performance period. The DSU grant price was $14.86 for fiscal 2010, $19.12 for fiscal 2009 and $24.51 for fiscal 2008. The value shown for the DSUs is based on the TSX closing price of $19.47 per Class B Non-Voting Share as at August 31, 2010 and does not include the "dividend equivalent" which is payable, according to the terms of the DSU Plan, only at such time as the DSUs vest. It is estimated that the dividend equivalent would be $3.00/DSU at the end of the 5 year vesting period.

28  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

Table 7 sets out the values vested or earned during fiscal 2010 for options to purchase Class B Non-Voting Shares and share-based incentive awards granted by the Company to the NEOs.

Table 7 — Short-Term and Long-Term Incentive Awards Value Vested or Earned

Name	Option-Based Awards — Value Vested During the Year(1) ($)	Share-Based Awards — Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation — Value Earned During the Year ($)

John M. Cassaday	0	0	1,361,879

Thomas C. Peddie	0	0	459,563

Heather A. Shaw	0	0	1,284,057

Paul W. Robertson	0	0	368,403

Douglas D. Murphy	0	0	263,263

D. Scott Dyer	0	0	496,754

(1)
Aggregate value is based on the TSX closing share price on the Option vesting dates: $14.80 per Class B Non-Voting Share as at September 1, 2009, $17.43 per Class B Non-Voting Share as at October 22, 2009, $19.56 per Class B Non-Voting Share as at January 11, 2010 (for Jan 9'10 vesting date) and $19.25 per Class B Non-Voting Share as at January 21, 2010.

(2)
PSUs granted in fiscal 2008 with a performance period ending August 31, 2010, have expired as they did not meet the vesting criteria on the performance date and no payout was achieved. No other share-based awards reached the end of a performance period in fiscal 2010.

Table 8 sets forth securities authorized for issuance under all equity compensation plans as at August 31, 2010.

Table 8 — Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)

Equity compensation plans approved by security holders	2,811,588	14.95	4,957,936

Equity compensation plans not approved by security holders	—	—	—

Total	2,811,588	14.95	4,957,936

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  29

Pension Plans

Table 9 estimates the total benefits accrued under the Defined Benefit (SERP & CEO SERP) and Defined Contribution Pension Plans for each NEO as at August 31, 2010 and is based on assumptions and methods used for reporting in the Company's financial statements.

Table 9 — Defined Benefit Pension Plan — SERP & CEO SERP ("DB Plan")

		Annual Benefits Payable ($)
	Number of Years of Credited Service(1) (#)			Accrued Obligation at Start of Year(1) ($)					Accrued Obligation at Year End(1) ($)
					Compensatory Change ($)		Non- Compensatory Change ($)
Name		At Year End(1)	At Age 65

John M. Cassaday	13.1	323,000	551,000	309,000	2,583,000		875,000		3,767,000

Thomas C. Peddie	3.0	27,000	46,000	166,000	76,000		58,000		300,000

Heather A. Shaw	3.0	48,000	281,000	229,000	100,000		127,000		456,000

Paul W. Robertson	0.0	—	—	150,000	53,000	(2)	(203,000)	(3)	—

Douglas D. Murphy(4)	n/a	n/a	n/a	n/a	n/a		n/a		n/a

D. Scott Dyer(4)	n/a	n/a	n/a	n/a	n/a		n/a		n/a

(1)
SERP benefits do not vest until September 1, 2010, for Thomas Peddie and age 55 for Heather Shaw. Benefits for John Cassaday under the CEO SERP will be 25% vested at age 60, 50% vested at age 61 and 100% vested at age 62.

(2)
Reflects partial year of service accrual.

(3)
Reflects vested portion of post September 1, 2007, DC Plan obligation and non-vested portion of DB Plan obligation upon resignation.

(4)
Douglas Murphy and D. Scott Dyer are not eligible participants of the SERP.

Table 10 provides the Defined Contribution Pension Plan balances only for contributions made prior to September 1, 2007, for the two NEOs that are eligible members of the Defined Benefit Pension Plan (SERP) and for contributions made in fiscal 2010 for the two NEOs that are not eligible members of the SERP as at August 31, 2010.

Table 10 — Defined Contribution Pension Plan ("DC Plan")

Name	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Non-Compensatory ($)		Accumulated Value at Year-End ($)

John M. Cassaday	173,000	0	(173,000)	(2)	0

Thomas C. Peddie	153,000	0	10,000		163,000

Heather A. Shaw	274,000	0	19,000		293,000

Paul W. Robertson	179,000	0	(179,000)	(3)	0

Douglas D. Murphy	103,000	0	(1,000)		102,000

D. Scott Dyer	155,000	0	10,000		165,000

(1)
Contributions to the DC Plan were suspended by the Company, effective June 1, 2009 until August 31, 2010, as part of a temporary cost reduction initiative.

(2)
Reflects a transfer from the DC Plan to the DB Plan (CEO SERP)

(3)
Reflects vested portion of pre-September 1, 2007, DC Plan obligation on termination.

30  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

Employment Agreements

The Company entered into an amended and restated employment agreement (the "Agreement") effective January 13, 2010, with John M. Cassaday, President and Chief Executive Officer, which replaces his prior employment agreement (the "2009 Agreement") dated January 9, 2009. The Agreement confirms his annual base salary of $901,250, which was increased on September 1, 2009, in accordance with the 2009 Agreement and which is to be reviewed every two years commencing September 1, 2011. The Agreement also provides for a targeted short-term incentive bonus at 90% of his annual base salary. The Agreement provides for long-term compensation and retirement benefits in accordance with the terms of the executive incentive and retirement plans currently in place for senior management, namely the Stock Option Plan, Performance Share Unit Plan ("PSU Plan"), Deferred Share Unit Plan ("DSU Plan") and the Defined Contribution Pension Plan ("DC Plan"). However, the Agreement stipulates that Mr. Cassaday agrees to waive any entitlement under the Supplementary Executive Retirement Plan ("SERP") and, instead, he will participate in the new Supplementary Executive Retirement Plan for the CEO ("CEO SERP") effective January 13, 2010. Details of these Plans, including the terms of grant and target percentage of base salary for the President and Chief Executive Officer, under each of the Plans as applicable, are described in the Compensation Discussion and Analysis section of this document. There is a provision for certain perquisites under the terms of the agreement, including the payment of life and disability premiums which are additional to those provided to the Company's employees, up to a yearly maximum of $50,000. The Agreement provides for severance payments in the event of termination of Mr. Cassaday's services by the Company (for reasons other than cause) or for a termination within 6 months of change of control (which is defined as the acquisition of greater than 50.1% of the Company's Class A Voting Shares), equal to two times the aggregate amount of his annual salary and short-term incentive bonus at target and a provision for the vesting of all previously awarded but unvested LTIP incentives granted under the Stock Option Plan, which are to be exercised within the greater of 60 days or 60 days from the end of the required blackout period in effect at the time of termination. The Agreement also specifies that on termination, all LTIP incentives granted under the DSU Plan and PSU Plan will be distributed to Mr. Cassaday in accordance with the applicable terms of the DSU Plan and PSU Plan and that Mr. Cassaday will be subject to the vesting provisions as defined under the CEO SERP. The Agreement does not provide for the continuation of any perquisites or other employment benefits following the termination date. In the event of termination, payment and benefit levels are determinable according to the above mentioned terms of Mr. Cassaday's Agreement and are payable as a lump sum payment by the Company on termination. In addition, upon termination without cause, the CEO SERP would immediately vest and Mr. Cassaday would accrue two years of additional service. As a condition of receiving the CEO SERP, Mr. Cassaday committed to a non-solicitation and competition agreement for a two year period following his termination or retirement from Corus. The term of the Agreement is until March 2015, when Mr. Cassaday reaches the age of 62.

In fiscal 2010, as part of the Company's temporary cost reduction initiative, Mr. Cassaday voluntarily agreed to a temporary salary reduction equivalent to 3.2% of base salary for fiscal 2010, which reflects 6 unpaid days leave. He also agreed to the temporary defined contribution pension hiatus, effective June 1, 2009 until August 31, 2010, under which the Company would have contributed 5% of his eligible earnings to the annual maximum as determined by the Income Tax Act. In accordance with the fiscal 2010 freeze in base salary increases which was implemented as part of the Company's temporary cost reduction initiative, Mr. Cassaday voluntarily agreed to waive the 3% increase in his base salary he would otherwise have been entitled to as of September 1, 2009, for the one year period ending August 31, 2010. His salary will return to $901,250 in fiscal 2011 as per the terms of the Agreement.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  31

Termination and Change of Control Arrangements

Except for the President and Chief Executive Officer, no other NEO has an employment agreement or any other contractual arrangement in place with the Company in connection with any termination or change of control event, other than the conditions provided in the compensation plans of the Company, as summarized below.

Table 11 — Termination and Change of Control Arrangements

	Resignation	Termination for Cause	Involuntary Termination	Retirement	Change of Control

Stock Options	Exercise of vested options within 30 days of termination. The Board may extend the time period for exercise or accelerate the vesting of outstanding options at its discretion.	Options are immediately forfeited unless otherwise determined at the discretion of the Board.	Exercise of vested options within 30 days of termination. The Board may extend the time period for exercise or accelerate the vesting of outstanding options at its discretion.	Exercise of vested options within 36 months of retirement. The Board may accelerate the vesting of outstanding options at its discretion.	Exercise of all outstanding options within 30 days of change of control.

Performance Share Units (PSUs)	PSUs that have not vested are forfeited	PSUs that have not vested are forfeited	If vesting occurs on or prior to expiry of notice period, PSUs vest. If vesting occurs after the notice period, PSUs are forfeited.	PSUs continue to vest. Payable amount is prorated to date of termination of employment.	PSUs vest on a prorated basis to date of completion of change of control transaction. Payment is based on performance period ending on change of control date.

Deferred Share Units (DSUs)	DSUs that are not vested are forfeited	DSUs that are not vested are forfeited	If vesting would have occurred after the second anniversary of the termination date, DSUs are forfeited. All remaining DSUs vest on termination date.	DSUs that are not vested will vest on a pro-rated basis from the grant date to the retirement date. If retirement occurs at age 65 (or 62 for the President and CEO), all DSUs vest on the retirement date.	All outstanding DSUs vest.

Restricted Share Units (RSUs)	RSUs that have not vested are forfeited	RSUs that have not vested are forfeited	RSUs that have not vested are forfeited unless vesting occurs on or prior to the expiry of the Notice Period	All outstanding RSUs vest	All outstanding RSUs vest.

Defined Benefit Pension Plan (SERP)	Payment of vested benefits. Reduction of 5% per year if resignation is prior to age 65.	SERP benefits are forfeited	Payment of vested benefits. Reduction of 5% per year if termination is prior to age 65.	Payment of vested benefits. Reduction of 5% per year if retirement is prior to age 65.	Payment of vested and earned but not vested benefits.

Defined Benefit Pension Plan (CEO — SERP)	Payment of vested benefits. If resignation is prior to age 60, reduction of 5% per year and entitlement to the annual vested pension benefits that would have accrued under previous SERP. If resignation is at age 60, 25% of entitlement under the CEO SERP would be vested and at age 61, 50% of entitlement under CEO SERP would be vested.	CEO SERP benefits are forfeited	CEO SERP benefits immediately vest and two additional years of service accrue.	Payment of vested benefits. If resignation is prior to age 60, reduction of 5% per year and entitlement to the annual vested pension benefits that would have accrued under previous SERP. If resignation is at age 60, 25% of entitlement under the CEO SERP would be vested and at age 61, 50% of entitlement under CEO SERP would be vested.	CEO SERP benefits immediately vest and two additional years of service accrue.

32  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

Generally, severance entitlements, including short-term incentives, payable to NEOs other than Mr. Cassaday would be determined in accordance with applicable common law requirements. The following table illustrates the value of any incremental benefits which would be payable by the Company, dependent upon the various scenarios outlined in Table 11, under the Company's long-term incentive plans, pension and other compensation and benefits plans as at August 31, 2010. The Company may elect to pay these awards/benefits in a lump sum, unless otherwise determined as at the date of termination or change of control.

Table 12: Potential Value of Incremental Benefits Payable at Termination or Change of Control(1)

Name	Resignation ($)		Termination for Cause ($)		Involuntary Termination ($)		Retirement(2) ($)		Change of Control(2) ($)

John M. Cassaday(3)	5,418,224		222,000		12,510,974		9,770,792		18,077,159

Thomas C. Peddie	721,963	(4)	203,000	(4)	721,963	(4)	2,024,441	(4)	2,741,084	(5)

Heather A. Shaw	4,152,631	(4)	330,000	(4)	4,152,631	(4)	7,827,210	(4)	9,456,613	(5)

Paul W. Robertson(6)	—		—		—		—		—

Douglas D. Murphy	480,594		102,000		480,594		1,205,851		2,122,114

D. Scott Dyer	693,317		165,000		693,317		1,407,866		1,462,843

(1)
Incremental benefits at Termination or Change of Control are determined according to entitlements disclosed in Table 11 (Termination and Change of Control Arrangements) and based on the August 31, 2010, TSX closing price of $19.47.

(2)
The TSR for PSUs issued in fiscals 2010 and 2009 was 69% and 16% respectively, as at August 31, 2010, and the theoretical value for the purposes of this table only is based on achieving 150% and 100% performance thresholds respectively as at August 31, 2010.

(3)
The CEO SERP does not vest 100% for Mr. Cassaday until age 62, thus the pension value is based on the greater value of his vested benefit in the CEO SERP and the vested benefit as if he were still accruing services in the SERP. Under the involuntary termination and change of control scenario, the CEO SERP benefits vest 100% and Mr. Cassaday accrues two additional years of service. Under the termination for cause scenario, Mr. Cassaday would only be entitled to vested pension benefits from the Defined Contribution Plan.

(4)
The SERP does not vest for any eligible participant until September 1, 2010, or age 55 for Ms. Shaw, thus the only pension benefit payable upon voluntary or involuntary termination is from the Defined Contribution Plan, which is vested as at August 31, 2010.

(5)
The SERP does not vest for any eligible participant until September 1, 2010, or age 55 for Ms. Shaw, thus the pension amount provided is the value earned but not vested as at August 31, 2010, and would be payable only in the event of change of control.

(6)
Mr. Robertson resigned from the Company in fiscal 2010. His vested options were exercised within 30 days of his resignation and he received vested benefits from the Defined Contribution Plan in the amount of $179,000. He forfeited all unvested LTIP awards, including DSUs, PSUs and RSUs and he forfeited any pension benefit entitlements under the Corus SERP upon his resignation from the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Certain officers of the Company are currently indebted to the Company in connection with the purchase of Class B Non-Voting Shares, Corus Senior Subordinated Notes and relocation housing and investment loans. All of the loans to directors, executive officers and senior officers were granted prior to July 31, 2002, in keeping with Guideline 2 of the Sarbanes-Oxley Act of 2002. The loans granted by the Company to such directors or officers do not bear interest and are repayable to the Company in annual installments. Should termination of employment occur for any reason, the full amount outstanding would immediately be due and payable. The Company has either obtained a mortgage on the personal residence of each such director or officer in the full amount of the loan to such director or officer as security for such indebtedness or retained a promissory note and the relevant Class B Non-Voting Shares as security against the indebtedness. The aggregate amount of such indebtedness as of the date hereof was $485,421 as detailed in Table 13. No other director or officer of the Company is or has been indebted to the Company. Table 14 sets forth details of individual indebtedness to Corus.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  33

Table 13 — Aggregate Indebtedness During the Twelve Months Ended November 15, 2010

Purpose	To the Company or its Subsidiaries	To Another Entity

Share Purchases	$235,421	Nil

Other	$250,000	Nil

Table 14 — Indebtedness Under Securities Purchase Program and Other Programs

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Fiscal 2010 ($)	Amount Outstanding as at November 15, 2010 ($)	Financially Assisted Securities Purchases During Fiscal 2010 (#)	Security for Indebtedness	Amount Forgiven During Fiscal 2010 ($)

John M. Cassaday President and Chief Executive Officer	Lender	51,921	11,921	Nil	(1)	Nil

Bryan Ellis Vice President, Content Management	Lender	2,093	0	Nil	(1)	Nil

James Johnston General Manager, Corus Radio Peterborough/ Kingston/Cornwall	Lender	85,500	57,000	Nil	(1)	Nil

Chris Pandoff Vice President, Ontario Radio	Lender	82,000	54,500	Nil	(1)	Nil

Thomas C. Peddie Executive Vice President and Chief Financial Officer	Lender	168,000	112,000	Nil	(1)	Nil

Paul W. Robertson President, Television	Lender	180,000	0	Nil	(2)	Nil

Total Securities Purchase Programs			235,421

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Fiscal 2010 ($)	Amount Outstanding as at November 15, 2010 ($)	Financially Assisted Securities Purchases During Fiscal 2010 (#)	Security for Indebtedness	Amount Forgiven During Fiscal 2010 ($)

John M. Cassaday President and Chief Executive Officer	Lender	270,000	250,000	Nil	(3)	Nil

Total Other Programs			250,000

Notes:

(1)
The loan has a 10-year term from December 1, 2001, with annual installments and is secured by Class B Non-Voting Shares.

(2)
Paul Robertson paid the outstanding amount of his loan in full upon his resignation from the Company.

(3)
Secured by Class B Non-Voting Shares and a residential mortgage, with annual installments.

34  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

 DIRECTORS' AND OFFICERS' SHAREHOLDINGS

As of November 15, 2010, the directors and senior officers of the Company beneficially own, directly or indirectly, or exercise control or direction over 43.1% of the issued and outstanding Class A Voting Shares and 3.5% of the issued and outstanding Class B Non-Voting Shares. The Class A Voting Shares held by Heather Shaw and Julie Shaw are included in the total of JR Shaw's holdings pursuant to the Voting Trust Agreement.

DIRECTORS' AND OFFICERS' INSURANCE

Corus has purchased an insurance policy for its directors and officers and for the directors and officers of its controlled subsidiaries which covers any liability incurred by them while acting in their capacity as such in respect of wrongful acts, errors or omissions. The aggregate policy limit in fiscal 2010 was U.S. $30 million with a corporate retention limit of U.S. $250,000 million on Indemnifiable Losses and U.S. $750,000 million on U.S. Securities Claims. The annual premium is approximately U.S. $273,000.

DIVIDEND REINVESTMENT PLAN

In fiscal 2009, the Company implemented a Dividend Reinvestment Plan ("DRIP"), for registered holders of Class A Voting Shares and Class B Non-Voting Shares who are residents of Canada ("eligible participants"). The DRIP allows eligible participants to acquire additional Class B Non-Voting Shares through reinvestment of the cash dividends paid on their respective shareholdings.

On September 29, 2009, the Company announced that its Board of Directors had approved the issuance of shares from treasury at a two percent discount from the average market price, pursuant to the terms of its DRIP, effective November 1, 2009.

NYSE DELISTING

In fiscal 2010, the Company announced its intention to voluntarily delist its Class B Non-Voting Shares from the New York Stock Exchange (NYSE) and subsequently, its Class B Non-Voting Shares were delisted from the NYSE on August 5, 2010. The Company will continue to meet its U.S. Securities and Exchange Commission (SEC) reporting obligations until such time as it can terminate registration of its Class B Non-Voting Shares with the SEC, as permitted under the SEC rules.

PARTICULARS OF OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

2011 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than October 7, 2011, to be considered for inclusion in next year's Management Information Circular for the purposes of the Company's 2011 Annual Meeting of Shareholders.

ADDITIONAL INFORMATION

Corus will provide to any person or company, upon written request to the Director, Corporate Communications, of the Company, at Corus Quay, 25 Dockside Drive, Toronto, Ontario, M5A 0B5, a copy of:

(a)
its latest Annual Information Form, together with one copy of any document or pertinent pages of any documents incorporated therein by reference;

(b)
its comparative consolidated financial statements for the year ended August 31, 2010, together with the report of its auditors thereon and related Management's Discussion and Analysis ("MD&A"), and any interim statements filed subsequently and related MD&As;

(c)
its Notice and Management Information Circular for its last Annual and Special Meeting of Shareholders, together with one copy of any document or pertinent pages of any documents incorporated therein by reference; and

(d)
its Annual Report for its last Annual and Special Meeting of Shareholders.

This information and any material press releases relating to the Company can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Financial information for the fiscal year ended August 31, 2010, for the Company is provided in the Company's comparative consolidated financial statements and MD&A.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  35

 CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

Toronto, Ontario, December 13, 2010.

By Order of the Board of Directors
JOHN M. CASSADAY President and Chief Executive Officer

36  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

Part IV — CORPORATE GOVERNANCE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company (the "Board") endorses the principle that sound corporate governance practices ("Corporate Governance Practices") are important to the proper functioning of the Company and the enhancement of the interests of its shareholders. The Board regularly assesses emerging best Corporate Governance Practices and is committed to being an early adopter of such practices.

The Company, as a Canadian reporting issuer with securities listed on the Toronto Stock Exchange ("TSX") and registered with the U.S. Securities and Exchange Commission ("SEC"), has adopted Corporate Governance Practices which comply with rules adopted by the Canadian Securities Administrators (the "CSA") and the provisions of the Sarbanes-Oxley Act of 2002, including rules adopted by the SEC pursuant to that Act.

In Canada, the CSA adopted National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") and National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") effective June 30, 2005 and the Company is in full compliance with these requirements. In addition, the Company is in compliance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and related U.S. requirements.

In fiscal 2010, the Company announced its intention to voluntarily delist its Class B Non-Voting Shares from the New York Stock Exchange (NYSE) and subsequently, its Class B Non-Voting Shares were delisted from the NYSE on August 5, 2010. The Company will continue to meet its U.S. Securities and Exchange Commission (SEC) reporting obligations until such time as it can terminate registration of its Class B Non-Voting Shares with the SEC, as permitted under the SEC rules.

The Company has ensured and will continue to ensure that its practices are in accordance with all applicable Corporate Governance requirements in Canada and the U.S.

This statement of Corporate Governance Practices, made in accordance with NI 58-101, was prepared by the Corporate Governance Committee of the Board and approved by the Board.

Board of Directors

Disclose the identity of directors who are independent.

The independent directors of the Company are Fernand Bélisle, Dennis Erker, Carolyn Hursh, Wendy Leaney, Susan Mey, Ronald Rogers and Terrance Royer. None of these directors work in the day-to-day operations of the Company, are party to any material contracts with the Company or receive any material fees other than as directors. In addition, the Board believes that all of these directors are independent and free from any interests in or relationships with the significant shareholder or any of its affiliates.

Disclose the identity of directors who are not independent and describe the basis for that determination.

The Board is responsible, through the Corporate Governance Committee, for determining whether or not each director is independent. An analysis of all relationships of the directors with the Company and its subsidiaries is conducted in making this determination. On that basis, three directors of Corus have been identified as non independent as follows: John Cassaday, the President and Chief Executive Officer of the Company, Heather Shaw, the Executive Chair and a daughter of JR Shaw and Julie Shaw, Vice-Chair, an employee of Shaw Communications Inc. and a daughter of JR Shaw.

The Company is indirectly controlled by JR Shaw, the significant shareholder of the Company, who beneficially owns, controls or directs, through a Voting Trust Agreement, 2,906,496 Class A Voting Shares, which includes shares held by Heather Shaw and Julie Shaw and which amount to approximately 84.5% of the issued and outstanding Class A Voting Shares of the Company.

Disclose whether a majority of directors are independent.

The Board has determined that seven of the ten directors of the Company are independent.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  37

If a director is presently a director of any other issuer that is a reporting issuer in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Corporate directorships for each director of the Company are listed in Table 1 — Director Nominees.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of fiscal 2010.

At each meeting of the Board and its Committees, regular in-camera meetings occur without management present, which allows for private and more open discussions. In addition, at least twice annually, the independent directors meet without members of management or non-independent directors in attendance. The Independent Lead Director, Terrance Royer, serves as Chair for the Board in camera sessions and the meetings of independent directors. The independent Chair of each Committee conducts in camera sessions at all regularly scheduled meetings. In fiscal 2010, the number of such meetings is disclosed in Table 3 — Summary of Meetings for Directors in fiscal 2010.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

The Corporate Governance Committee is responsible for monitoring the Board's relationship with management, the CEO and the Executive Chair. Heather Shaw, Executive Chair of the Company and Chair of the Board, is not an independent director. The Company has instituted structures and processes to facilitate the functioning of the Board independently of management when needed.

In keeping with the Company's commitment to best Corporate Governance Practices, the Company maintains separation between the positions of Executive Chair and Chief Executive Officer of the Company. In addition, effective January 22, 2004, the Board appointed Terrance Royer as Independent Lead Director for the Company. The Independent Lead Director was appointed to perform, on an interim basis, the duties of the Chair and Vice-Chair of the Board in their absence and to ensure that there is a process available to deal with issues or comments which any director may have in relation to the independence and overall functioning of the Board and its Committees. The Independent Lead Director meets with the President and CEO on an annual basis and Chairs all meetings of the Independent members of the Board.

Disclose the attendance record of each director for all board meetings held since the beginning of fiscal 2010.

The Board meeting attendance record for each director of the Company in fiscal 2010 is listed in Table 1 — Director Nominees.

Board Mandate

Disclose the text of the board's written mandate.

The Board of Directors has adopted a written Charter which is attached to this Information Circular as Schedule A.

The Board acts in accordance with:

•
The Canada Business Corporations Act

•
The Company's Articles of Incorporation and By-laws

•
The Company's Code of Conduct

•
The Charters of the Board and its Committees

•
Other applicable laws and Company policies

The Board has explicitly assumed responsibility for the stewardship of the Company and discharges its responsibilities either directly or through its Committees. In addition to fulfilling its statutory requirements, the Board oversees and reviews: (i) the strategic, operating and capital plans, financial budgets and financial performance against goals; (ii) the principal risks and the adequacy of systems and procedures to manage these risks; (iii) management development, succession planning and compensation and benefit policies; (iv) major acquisitions, strategic investments and alliances and business development initiatives; (v) the Company's communications policies; (vi) the Company's Corporate Governance Practices; (vii) the formal written policy articulating executive limitations on the authority of the executives regarding the conduct of the business; and (viii) the integrity of the Company's internal control and management information systems. This mandate is to be carried out in a manner that protects the Company's value and provides ongoing benefit to shareholders.

In addition, all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations require prior

38  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

approval of the Board or of a Board Committee to which appropriate authority has been delegated by the Board. In particular, the Board approves the appointment of all executive officers, the long-term strategic plans of the Company and the annual operating and capital plans.

Strategic Planning Process

The Board of Directors meets at least once annually for a strategy session. In addition, the Board holds meetings from time to time which focus on specific strategic matters. In 2010, the Board will meet for a strategic planning session and has also reviewed the strategy each quarter in the light of current business and other conditions.

Identification of Principal Risks

The Board, through the Audit Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. In fiscal 2004, a Disclosure Committee was created as a requirement pursuant to the regulations of the Sarbanes-Oxley Act of 2002 and principal risks are discussed and reviewed at each Board meeting.

The Disclosure Committee, comprising the Vice President, Controller (Chair); the Vice President, Risk and Compliance; the Executive Vice President and Chief Technology Officer; the Vice Presidents, Finance; the Executive Vice President, Human Resources and Communications; and the Executive Vice President and General Counsel, meets on a quarterly basis to review operational and strategic risks to the Company. The likelihood of these risks are ranked on a high, medium and low basis and the impact of each risk is estimated in monetary terms. These are reviewed with the Chief Executive Officer and Chief Financial Officer prior to being reviewed quarterly with the Audit Committee and the Board. The Audit Committee makes recommendations in this regard, as necessary.

Succession Planning

The Board is responsible for choosing the President and Chief Executive Officer, appointing senior management and monitoring the performance and development of all senior management employees. The Company has a formal succession planning and performance measurement process which identifies key performers, on an annual basis, throughout all levels of the organization. The results of this process are reviewed at least annually with the Board. Corus believes in the development of its people and furthers that goal through its internally created Corus University and President's Council.

Communications Policy

The Disclosure Committee has been mandated by the Board to ensure that internal procedures are in place to facilitate effective communication between the Company, its stakeholders and the public. The Board approves annual and quarterly reports, including press releases and financial guidance. The Company promptly provides full and plain disclosure of all material information, as required by law. The Company also holds quarterly meetings with analysts and institutional investors by telephone conference call and an Annual Investor Day, all of which are open to the financial press as well as to the public (through simultaneous webcasting). The Company maintains a website at www.corusent.com on which it posts all press releases and other information which shareholders would find helpful. Investor and shareholder concerns are addressed on an ongoing basis by the Chief Financial Officer's office.

Integrity of Internal Control

The Board and Audit Committee are responsible for supervision of the reliability and integrity of the accounting principles and practices, as well as the financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls. The Audit Committee maintains practices and processes to ensure compliance with applicable laws. The Company's external auditors report to the Audit Committee and the Board on a regular basis including, at least quarterly, a report on matters relating to internal control.

In fiscal 2004, the Company began the process of documenting and evaluating its internal control processes with the necessity of certifying the effectiveness of the Company's internal control over financial reporting as of August 31, 2006, as required by the regulations of the Sarbanes-Oxley Act of 2002. The Audit Committee reviews the progress of this process on a quarterly basis. The Company certified the design and operating effectiveness of its disclosure controls and procedures and its internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 for fiscals 2006, 2007, 2008, 2009 and 2010.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  39

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. Disclose whether or not the board and CEO have developed a written position description for the CEO.

The Board has approved position descriptions for the Chairs of the Audit, Corporate Governance and Human Resources Committees, as well as the Chairman, Vice-Chair and Independent Lead Director which are reviewed on an annual basis by the Corporate Governance Committee.

The CEO establishes objectives which are reviewed and subsequently approved by the Human Resources Committee and then reviewed by the full Board. These objectives include the general mandate to maximize shareholder value and to fulfill the strategic plans of the Company. The Committee reviews performance against these objectives at least annually.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

New directors and any current directors wishing a refresher course attend a full day orientation session which includes a detailed overview of the Company's strategy, business segment operations, finances, technologies and regulatory operating environment. In addition, all Board members are provided with a highly detailed director's manual which includes Charters of the Board and its Committees, governance practices and compliance, industry regulatory framework, corporate policies and operational information. This manual is updated annually, or more frequently as necessary.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.

The Company has a formal and scheduled ongoing education process for its directors, which is reviewed and approved by the Corporate Governance Committee on a quarterly basis, relating to corporate and industry initiatives. Senior management also makes regular quarterly presentations to the Board on the main areas of the business. In addition to these ongoing programs directors may be reimbursed, up to a lifetime maximum of $7,500 and with pre-approval from the Executive Chair, for external educational programs to assist in their development as a director of the Company.

Educational opportunities provided to the directors in fiscal 2010 are noted in the table below:

Fiscal 2010 Board Education

Subject	Attendees	Timing

Corporate governance updates including emerging best practices and developments in securities regulations. In fiscal 2010, specific topics covered were changes in executive compensation disclosure.	Corporate Governance Committee	Quarterly

Audit governance, emerging best practices and IFRS updates	Audit Committee	Quarterly

Compensation trends, benchmark comparative analysis, information on new executive compensation disclosure requirements, and pension plan governance issues	Human Resources Committee	Quarterly

Strategic Initiatives	Entire Board	October 2009

Strategic Use of Research in Radio and TV	Entire Board	January 2010

IFRS Implementation	Entire Board	April 2010

CRTC Group Licensing	Entire Board	July 2010

40  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company many obtain a copy of the code; (ii) describe how the board monitors compliance with its code; and (iii) provide a cross- reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has adopted a Code of Conduct (the "Code") which applies to all of its employees, officers and directors. The Code and Charters of the Board and its Committees can be found on the Company's website at www.corusent.com in the Investor Relations section. All directors and officers of the Company, including the Chief Financial Officer and Chief Executive Officer, confirm their compliance with the Code on an annual basis. There were no waivers of the Code in fiscal 2010. The Company, through a third party, also maintains a 24-hour employee hotline in both the English and French languages for the submission of complaints related to accounting, internal controls or ethical issues. Reports are reviewed quarterly by the Audit, Corporate Governance and Human Resources Committees of the Board.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Corporate Governance Committee has a quarterly formal review process in place for any transactions and agreements that may occur between the Company and its directors, officers, shareholders and other related parties. In addition, transactions and agreements may be discussed during in camera sessions and meetings of the Independent members of the Board. If a director or executive officer has a material interest in any transaction or agreement with the Company, they do not participate or otherwise interfere with any decisions made by the Company.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Company has adopted a Disclosure Policy, Respect at the Workplace Policy and Insider Trading guidelines which govern the conduct of employees, officers and directors. These policies and guidelines are reviewed by the appropriate Committees of the Board on an annual basis.

Nomination of directors

Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee has the mandate to recommend new candidates for the Board, review credentials of nominees for election, recommend candidates for filling vacancies on the Board, recommend candidates for Independent Lead Director and ensure qualifications are maintained.

The Corporate Governance Committee conducts an annual review and makes recommendations to the Board regarding the composition, size and structure of the Board and its Committees. In identifying candidates for election or appointment to the Board, the Committee recognizes the benefits of diversity and seeks to select candidates whom, by virtue of their differing skills, areas of expertise, professional and personal backgrounds, geographic location and independence, are best able to contribute to the direction of the business and affairs of the Company.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The members of the Corporate Governance Committee are Carolyn Hursh (Chair), Terrance Royer and Julie Shaw. Two members of the Committee, Carolyn Hursh and Terrance Royer, are independent. In considering new nominations to the Board, the Committee reviews names and CVs which are submitted to the Committee and interviews are conducted by one or more Committee members. To encourage an objective nomination process, the Committee reviews the Company's Board competencies grid to determine if any gaps exist that might be filled by the candidates under consideration. The candidates' background is also scrutinized to determine whether or not there are any interlocking directorships with current directors and to ensure that the candidate does not serve on any other audit committee if they are under consideration for such a position with the Company.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  41

Describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee has a mandate to develop the Company's approach to all aspects of corporate governance in accordance with emerging best practices and applicable regulatory requirements. The full Charter of the Corporate Governance Committee is available in the Investor Relations section of the Company's website at www.corusent.com.

The Committee is responsible for assessing the effectiveness of the Board, its Committees and individual directors and recommending to the Board any changes, as required. The Committee conducts an annual review of the mandate, size and composition of the Board and its Committees to ensure the appropriate structure is in place to address the Company's governance requirements. A formal survey of the directors is also conducted every two years and reviewed by the Committee as part of the assessment process.

The Committee recommends appropriate nominees for election to the Board and ensures new directors receive appropriate orientation and materials. Development opportunities are reviewed by the Committee and recommended to the Board with the objective of providing continuing education to existing directors.

The Committee recognizes the desirability of directors being able to consult outside professional advisors and has developed a process to facilitate obtaining such advice at the expense of the Company in appropriate circumstances.

Compensation

Describe the process by which the board determines the compensation for the issuers's directors and officers.

The Corporate Governance Committee reviews and recommends to the Board proposals for the remuneration of directors. The Committee considers time commitment, responsibilities and fees paid by the Company's peer group in determining remuneration to ensure the Company continues to retain and attract the best individuals. Directors may receive their compensation in the form of deferred stock units, cash or a combination of the two.

The Human Resources Committee reviews, approves and reports to the Board the compensation of the senior executives of the Company, including the NEOs. The performance of the Company and its individual executive officers during the fiscal year is taken into consideration when the Committee conducts its annual executive compensation review, in support of the Company's pay-for-performance philosophy. The Committee also takes into consideration the compensation of similar positions within the Company's comparator group to ensure that the level of executive compensation is competitive and effective in attracting and retaining outstanding executive talent.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.

The members of the Human Resources Committee are Terrance Royer (Chair), Dennis Erker and Susan Mey. All members of the Committee are independent.

Describe the responsibilities, powers and operation of the compensation committee.

The Human Resources Committee has a mandate to oversee the effectiveness of the Company's compensation policies and processes in fostering fair and competitive compensation.

The Committee is responsible for reviewing the design and competitiveness of the Company's overall compensation and benefits program and for reviewing and recommending to the Board for approval the Company's executive compensation policies. The Committee, in particular, reviews, approves and reports to the Board the compensation of the senior executives of the Company, including the NEOs.

Additional responsibilities include reviewing the Company's management development and succession planning for its senior executives and reviewing and recommending to the Board the appointment of all executive officers.

The full Charter of the Human Resources Committee is available in the Investor Relations section of the Company's website at www.corusent.com.

If a compensation consultant or advisor has, at any time since the beginning of fiscal 2010, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

42  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

Individual directors or Committees may hire outside advisors at the Company's expense, subject to approval by the Executive Chair, as required, in connection with the fulfillment of their duties and responsibilities as part of the approval process. In fiscal 2010, the Human Resources Committee retained the services of Mercer (Canada) Ltd. and Hugessen Consulting Inc. for advice and counsel on executive compensation trends, benchmark comparative analysis, information on new executive compensation disclosure requirements and pension plan governance issues. The total fees paid in fiscal 2010 and approved by the Executive Chair amounted to approximately $231,000 for Hugessen Consulting Inc. and $49,000 for Mercer (Canada) Ltd.

Audit Committee

The Audit Committee is mandated to oversee the retention, independence, performance and compensation of the Company's independent auditors and the establishment of the Company's risk management, internal controls and information systems. The Audit Committee is permitted and encouraged to consult with management, internal auditors and external auditors on matters related to the Company's annual audit and certain internal procedures.

The Committee's responsibilities include receiving and approving the Company's quarterly consolidated financial statements, financial reporting procedures, internal audit plan and the external audit plan, terms of engagement and fees of the external auditors. The Committee monitors the performance of the Company's internal and external auditors and also, in particular, is responsible for ensuring the adequacy and effectiveness of internal control over financial reporting and information systems. The Committee reviews and recommends for approval, the annual consolidated financial statements prior to their approval by the Board.

The members of the Audit Committee are Ronald Rogers (Chair), Wendy Leaney and Fernand Bélisle. All of the Committee members are independent and financially literate, as per the CSA requirements of National Instrument 52-110 ("NI 52-110"). Ronald Rogers, a chartered accountant, is considered to be a financial expert for United States reporting purposes during his tenure as Committee Chair.

The full Charter of the Audit Committee is available in the Company's Annual Information Form (AIF) and in the Investor Relations section of the Company's website at www.corusent.com.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Executive Committee

Subject to the Company's Articles of Incorporation, the Executive Committee has been delegated all of the powers that may be delegated to an Executive Committee under the Company's governing statute, being the Canada Business Corporations Act. The Executive Committee meets only on an "as needed" basis to address timely issues when it is not possible to convene a meeting of the entire Board.

The members of the Executive Committee are Heather Shaw (Chair), John Cassaday, Terrance Royer, Carolyn Hursh and Ron Rogers. Ms. Shaw and Mr. Cassaday are non independent directors.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

The Corporate Governance Committee is mandated to monitor the quality of the relationship between management and the Board of Directors, to assess the effectiveness of the Board, its Committees and individual directors and to recommend improvements to enhance the effectiveness of the Board. The Corporate Governance Committee has adopted a formal process in this regard and, every two years, conducts a survey of directors on effectiveness of the operations of the Board and their respective Committees and a director's self evaluation using an outside and independent resource. The independent resource compiles the survey data and highlights, for the Corporate Governance Committee, areas of strengths and those areas which could be strengthened.

It is also the responsibility of the Chair of the Board to ensure effective operation of the Board in fulfilling its mandate. The Chair of the Board discusses directly with the Chair of each Committee, the mandate and functioning of the respective Committees. Recommendations from the Committees regarding their effectiveness are reviewed with the Corporate Governance Committee.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  43

SCHEDULE A — BOARD OF DIRECTORS CHARTER

Part I: Overview

The Canada Business Corporation Act (the "Act"), Corus Entertainment Inc.'s (the "Company" or "Corus Entertainment") governing statute, provides "that the directors shall manage or supervise the management of the business and affairs of a corporation . . . ". While the board of directors (the "Board") cannot "manage" a company such as Corus Entertainment in the sense of directing its day-to-day operations, the Board is responsible for approving the overall strategic direction and policy framework for Corus Entertainment. This responsibility is discharged through Board oversight of Corus Entertainment's management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer (CEO), sets standards of conduct, including the Company's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the Company. The Board also establishes guidelines for its own performance.

In general, then, the Board is responsible for the selection, monitoring and evaluation of the CEO, and for overseeing the ways in which Corus Entertainment's affairs are managed. In this way, the Board assumes responsibility for the stewardship of the Company. Specific responsibilities which facilitate the discharge of the Board's stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that an effective stakeholder communication policy is in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board's Mandate, comprising Part III of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of Board Committees. The Committees advise and formulate recommendations to the Board, but except in limited and specifically identified circumstances, do not have the authority to approve matters on behalf of the Board of Directors. Each Committee has a written charter, setting out the scope of its operations, and its key roles and responsibilities.

The CEO of Corus Entertainment is delegated the responsibility for the day-to-day management of the Company and for providing the Company with strategic leadership. The CEO discharges these responsibilities by formulating Company policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The Board has plenary power in all areas, delegates to management, and has the power to specify and modify the authority and duties of management as it sees fit, with a view to Corus Entertainment's best interests and in accordance with current standards. The Act also identifies certain matters, which must be considered by the Board as a whole and may not be delegated, even to a Committee of the Board or to a managing director. These matters include:

•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the Company;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors' circular;

•
the approval of the audited annual financial statements of the Company; and

•
the adoption, amendment or repeal of By-laws of the Company.

One of the key stewardship responsibilities of the Board is to approve the Company's goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  A-1

evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the Company towards the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

Part II: Guidelines

The following have been adopted by the Board as the guidelines applicable to the Board and its operations:

•
These Terms of Reference for the Board of Directors and the mandates of the Board Committees, are approved by the Board and reviewed on a regular basis.

•
The responsibilities of the CEO are set by the Board. The CEO is responsible for leading the development of long-range plans for the Company, including its goals and strategies. The Board, both directly and through its Committees, participates in discussions regarding strategy, by responding to the same and contributing ideas. The Board annually reviews and approves the Company's long range plan and annual business plan (including budgets).

•
The Board believes that the appropriate size for the Board is between ten and fourteen members. There are currently 10 directors, a number which the Board believes is appropriate and facilitates effective decision-making.

•
Directors stand for re-election annually.

•
The Board maintains a policy permitting directors to retain outside advisors at the expense of the Company, subject to the written approval of the Board Chair. In exercising this approval authority, the Board Chair will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

•
The Board is comprised of a majority of unrelated directors(i). The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making, and as a general matter of policy, should continue.

(i)
An unrelated director is a director who is independent of management and free from any interest and any business or other relationship which can, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company (including affiliated companies), other interests or relationships resulting from shareholdings in the Company.

In general, this means that an unrelated director is neither a present or former employee of the Company and has no significant financial or personal tie to the Company other than share ownership and the entitlement to director's fees. A director who is a former employee ceases to be a related director three years after cessation of employment with the Company, provided that the director otherwise qualifies at that time as an unrelated director.

•
The Board supports the separation of the role of Chair from the role of CEO.

•
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of the CEO's qualitative and quantitative objectives as established at the beginning of each fiscal year of the Company.

•
The Chair works with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues are dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

•
The Board meets at least quarterly, with an additional meeting to be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the Board receives materials at least one full weekend in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so that discussion can focus on questions regarding the proposals.

•
The Board encourages the CEO to bring other executive officers into the Management section of the Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives' personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

A-2  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

•
The Board is responsible for assessing the performance and effectiveness of Directors on Board Committees and of the Board as a whole. The Board delegates the assessment process to the Corporate Governance Committee. The Corporate Governance Committee reports and makes recommendations to the Board on the assessments. The Chair works with the Corporate Governance Committee to ensure proper Board composition and succession and the Corporate Governance Committee reports to the Board on the same.

•
The Corporate Governance Committee will assess Board effectiveness on a biennial basis.

•
The Board, through the Corporate Governance Committee, reviews on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and objectives of the Company. This assessment will include issues of geography, age, experience, gender, independence, and skills all in the context of an assessment of the perceived needs of the Board and the Company at that point in time.

•
The Audit Committee will consist entirely of outside and independent directors.

•
From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. The Chair and CEO are also an ex-officio, non-voting members of those Committees of the Board of which they are not a listed member.

•
The Human Resource Committee reviews and reports to the Board annually on the Corporation's succession plan for senior management positions including the Corporation's succession plan for the position of President and Chief Executive Officer.

•
At the conclusion of each Board meeting, the Board of Directors may choose to meet on an "in camera" basis without management. The Chair and the CEO should debrief on the substance of the in camera session.

Part III: Mandate of the Board of Directors

Goals of the Board

The major goals and responsibilities of the Board are to:

•
Establish policy direction and the fundamental objectives of the Company;

•
Supervise the management of the business and affairs of Corus Entertainment;

•
Identify the principal risks of Corus Entertainment's business, and ensure that there are systems in place to effectively monitor and manage these risks;

•
Protect and enhance the assets of the shareholders of the Company and look after their interests in general;

•
Ensure the continuity of the Company by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and By-laws and by seeing that an effective Board is maintained.

•
Make all decisions that are not delegable, as specifically provided for in the Act.

Provide leadership and direction for the Corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties

The major duties of the Board are to:

1.
Foster the long-term success of Corus Entertainment. Honour its fiduciary obligation to shareholders by ensuring that the best interests of Corus Entertainment and its shareholders prevail over any individual business interests of any member of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Corus Entertainment. These duties range from establishing objectives, the scope of operations, and fundamental strategies and policies, to declaring dividends and approving annual budgets, major capital investments, mergers and acquisitions, the issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the Company or that of the Board is legally required to approve. Review with management the mission of the Company, its objectives and goals, and the strategies it

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  A-3

  proposes to use to achieve them. Monitor the Company's progress toward its goals and plans, and assume responsibility to revise and alter the Company's direction where warranted.

3.
Appoint a CEO, monitor and evaluate his performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint the other senior officers of the Company, and monitor their performance, ensuring that there is adequate succession to their positions, and that they are replaced when appropriate.

4.
Ensure that the CEO is achieving acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and is developing the resources necessary for future success. These resources include:

•
management competence, organization and depth;

•
fixed assets;

•
marketing capability — customer loyalty, distribution organization, market knowledge and so on;

•
work force and employee relations;

•
financial resources, including relations with the financial community; and

•
reputation.

5.
Establish an overall compensation policy for the Company and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

6.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for increased investment in areas of high return while withdrawing funds from areas producing inadequate returns;

•
maintaining access to suitable sources of new capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and

•
insurance.

7.
Identify the principal risks of the Company's business and ensure implementation and monitoring of systems to effectively manage these risks.

8.
Implement and ensure that systems are in place to monitor and maintain the integrity of the Company's internal control and management information systems.

9.
Ensure that the Company has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

10.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders, the investing public, employees, the financial community, and the communities in which Corus Entertainment operates, as well as the Canadian Radio-television and Telecommunications Commission. Monitor system effectiveness and significant sensitive and legally required communications.

11.
Ensure that the Company has systems in place which accommodate stakeholder feedback.

12.
Collectively and individually respond constructively to requests for advice and assistance from the CEO.

13.
Identify and appoint a Vice Chair.

14.
Identify and appoint a lead independent director.

15.
Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the Company by:

•
taking all necessary steps to ensure that Corus Entertainment complies with applicable laws and regulations, and with its constating documents, including its Articles and By-laws, the Corus Code of Conduct, and that it

A-4  --  CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular

    operates to high ethical and moral standards; — being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

  •
  establishing the means of monitoring performance in this area with assistance of legal counsel;

  •
  approving key operational policies and procedures and monitoring compliance therewith; and

  •
  complying with legal requirements, including those pursuant to the Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the Company, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

16.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
appoint appropriate Committees and Committee Chairs;

•
define the duties and responsibilities of the Committees;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

CORUS ENTERTAINMENT INC.                                      2010 Management Information Circular  --  A-5

QuickLinks

  NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
  MANAGEMENT INFORMATION CIRCULAR
  PROXY SOLICITATION
  APPOINTMENT OF PROXIES
  REVOCATION OF PROXIES
  VOTING OF PROXY
  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
  RESTRICTIVE SHARES
  FINANCIAL STATEMENTS
  NUMBER OF DIRECTORS
  ELECTION OF DIRECTORS
  APPOINTMENT AND REMUNERATION OF AUDITORS
  PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS
  SHAREHOLDER RATIFICATION OF UNALLOCATED ENTITLEMENTS UNDER THE STOCK OPTION PLAN
  SHAREHOLDER PROPOSALS
  COMPENSATION OF DIRECTORS
  NAMED EXECUTIVE OFFICERS
  COMPENSATION PHILOSOPHY
  BENCHMARKING
  COMPENSATION OVERVIEW
  PERFORMANCE GRAPH
  INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
  DIRECTORS' AND OFFICERS' SHAREHOLDINGS
  DIRECTORS' AND OFFICERS' INSURANCE
  DIVIDEND REINVESTMENT PLAN
  NYSE DELISTING
  PARTICULARS OF OTHER MATTERS
  2011 SHAREHOLDER PROPOSALS
  ADDITIONAL INFORMATION
  CERTIFICATE
  STATEMENT OF CORPORATE GOVERNANCE PRACTICES